UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 6, 2015

UBS AG

Commission File Number: 1-15060

(Registrant's Name)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Third Quarter 2015 Report of UBS AG, which appears immediately following this page

UBS AG

Third quarter 2015 report

UBS AG (consolidated) key figures

UBS AG (consolidated) key figures
	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.9.15	30.6.15	31.12.14	30.9.14	30.9.15	30.9.14

Results
Operating income	7,189	7,784	6,745	6,876	23,834	21,281
Operating expenses	6,401	6,087	6,333	7,430	18,655	19,224
Operating profit / (loss) before tax	788	1,698	412	(554)	5,179	2,057
Net profit / (loss) attributable to UBS AG shareholders	2,083	1,178	893	762	5,285	2,609

Key performance indicators¹
Profitability
Return on tangible equity (%)	18.1	10.4	8.2	7.1	15.4	8.3
Return on assets, gross (%)	3.0	3.1	2.6	2.7	3.2	2.8
Cost / income ratio (%)	88.7	78.1	93.1	107.5	78.1	90.3
Growth
Net profit growth (%)	76.8	(41.8)	17.2	(3.8)	102.6	15.7
Net new money growth for combined wealth management businesses (%)³	0.8	1.5	1.7	3.1	2.0	2.4
Resources
Common equity tier 1 capital ratio (fully applied, %)²	15.3	15.6	14.2	13.7	15.3	13.7
Leverage ratio (phase-in, %)⁴	5.3	5.1	5.4	5.4	5.3	5.4

Additional information
Profitability
Return on equity (RoE) (%)	15.7	8.9	6.9	6.1	13.3	7.1
Return on risk-weighted assets, gross (%)⁵	13.3	14.5	12.3	12.2	14.6	12.4
Resources
Total assets	981,891	951,528	1,062,327	1,044,899	981,891	1,044,899
Equity attributable to UBS AG shareholders	54,126	51,685	52,108	50,824	54,126	50,824
Common equity tier 1 capital (fully applied)²	33,183	32,834	30,805	30,047	33,183	30,047
Common equity tier 1 capital (phase-in)²	40,581	39,169	44,090	42,464	40,581	42,464
Risk-weighted assets (fully applied)²	217,472	210,400	217,158	219,296	217,472	219,296
Risk-weighted assets (phase-in)²	221,410	212,173	221,150	222,648	221,410	222,648
Common equity tier 1 capital ratio (phase-in, %)²	18.3	18.5	19.9	19.1	18.3	19.1
Total capital ratio (fully applied, %)²	19.9	20.2	19.0	18.7	19.9	18.7
Total capital ratio (phase-in, %)²	23.7	23.8	25.6	24.9	23.7	24.9
Leverage ratio (fully applied, %)	4.6	4.5	4.1	4.2	4.6	4.2
Leverage ratio denominator (fully applied)⁴	949,548	946,457	999,124	980,669	949,548	980,669
Leverage ratio denominator (phase-in)⁴	955,027	950,953	1,006,001	987,327	955,027	987,327
Other
Invested assets (CHF billion)⁶	2,577	2,628	2,734	2,640	2,577	2,640
Personnel (full-time equivalents)	58,502	59,648	60,155	60,292	58,502	60,292

1 Refer to the ”Measurement of performance“ section of the Annual Report 2014 for the definitions of the key performance indicators.    2 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the ”Capital management“ section of the UBS Group third quarter 2015 report for more information.    3 Based on adjusted net new money which excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) in Wealth Management from our balance sheet and capital optimization program.   4 In accordance with Swiss SRB rules. Refer to the ”Capital management“ section of the UBS Group third quarter 2015 report for more information.    5 Based on phase-in Basel III risk-weighted assets.    6 Includes invested assets for Retail & Corporate.

4	Introduction

5	Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)
8	Interim consolidated financial statements UBS AG (unaudited)
8	Income statement
9	Statement of comprehensive income
11	Balance sheet
12	Statement of changes in equity
14	Statement of cash flows

16	1	Basis of accounting
17	2	Segment reporting
19	3	Net interest and trading income
20	4	Net fee and commission income
20	5	Other income
21	6	Personnel expenses
21	7	General and administrative expenses
21	8	Income taxes
22	9	Fair value measurement
39	10	Derivative instruments
40	11	Offsetting financial assets and financial liabilities
44	12	Other assets and liabilities
45	13	Financial liabilities designated at fair value
45	14	Debt issued held at amortized cost
46	15	Provisions and contingent liabilities
58	16	Guarantees, commitments and forward starting transactions
59	17	Changes in organization and disposals
60	18	Currency translation rates

61	Supplemental information (unaudited) for UBS AG (standalone)
62	Financial information
65	Regulatory information

Corporate calendar UBS AG

Publication dates of quarterly and annual reports will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Contacts

Switchboards

For all general inquiries.
Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888
www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London, New York and Singapore.

UBS AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

investorrelations@ubs.com
www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734
Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports
global media and journalists from
offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Imprint

Publisher: UBS AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2015. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction

Introduction

Structure of this report

Following the establishment of UBS Group AG as the holding company for the UBS Group and the parent company of UBS AG, UBS Group AG is the primary financial reporting entity for the UBS Group. Financial information for UBS AG (consolidated) does not differ materially from that for UBS Group AG (consolidated).

This quarterly report for UBS AG includes the interim consolidated financial statements of UBS AG for the quarter ended 30 September 2015 and certain supplemental information. For additional information regarding UBS Group and UBS AG, refer to the UBS Group third quarter 2015 report, which includes information on the UBS AG (consolidated) risk profile, capital ratios and leverage ratios.

→   Refer to www.ubs.com/investors for the
UBS Group third quarter 2015 report

Group holding company

In 2014, we established UBS Group AG as the holding company of the UBS Group and the parent company of UBS AG through an offer to acquire all the issued shares of UBS AG in exchange for shares of UBS Group AG on a one-for-one basis.

In the third quarter of 2015, UBS AG and UBS Group AG announced the successful completion of a procedure under article 33 of the Swiss Stock Exchange Act (SESTA procedure), pursuant to which all UBS AG shares that remained publicly held were canceled and UBS Group AG shares were delivered as compensation. UBS Group AG had initiated the SESTA procedure in March 2015 after its completion of the 2014 exchange offer.

As of 30 September 2015, UBS Group AG held 100% of the issued shares of UBS AG. The UBS AG shares traded on the SIX Swiss Exchange for the last time on 27 August 2015.

Upon completion of the SESTA procedure, UBS AG paid a supplementary cash dividend of CHF 0.25 per dividend-bearing share to UBS Group AG, totaling CHF 965 million, as approved at the Annual General Meeting of shareholders held on 7 May 2015.

→   Refer to the “Recent developments” section of the UBS Group third quarter 2015 report for more information on the changes to our legal structure

Comparison UBS Group AG (consolidated)
vs UBS AG (consolidated)

The table on the following pages contains a comparison of selected financial and capital information between UBS Group AG (consolidated) and UBS AG (consolidated).

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences which relate to:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. In addition to its investment in UBS AG, UBS Group AG’s assets and liabilities also include those relating to its role as the grantor function for the Group’s employee deferred compensation plans, as well as issuances of various debt and capital instruments. UBS AG’s assets, liabilities, operating income, and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–   Total equity of UBS Group AG consolidated includes non-controlling interests (NCI) in UBS AG for periods prior to 30 September 2015. Most of the difference in equity attributable to shareholders between the consolidated equity of UBS Group AG and UBS AG related to these non-controlling interests. Net profit attributable to minority shareholders of UBS AG was presented as net profit attributable to NCI in the consolidated income statement of UBS Group AG.

–   Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to NCI, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–   Fully applied total capital of UBS AG (consolidated) is lower than fully applied total capital of UBS Group AG (consolidated), reflecting lower AT1 capital and lower tier 2 capital, partly offset by higher CET1 capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected on the level of UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes by UBS Group AG, as well as high-trigger loss-absorbing deferred contingent capital plan (DCCP) awards granted to eligible employees for the performance year 2014. The difference in tier 2 capital relates to high-trigger loss-absorbing capital, in the form of 2012 and 2013 DCCP awards, held at the UBS Group AG level.

→   Refer to the “Capital management” section of the UBS Group third quarter 2015 report for more information on differences in capital information between UBS Group AG (consolidated) and UBS AG (consolidated)

Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 30.9.15
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)

Income statement
Operating income	7,170	7,189	(19)	0
Operating expenses	6,382	6,401	(19)	0
Operating profit / (loss) before tax	788	788	0	0
of which: Wealth Management	639	636	3	0
of which: Wealth Management Americas	259	252	7	3
of which: Retail & Corporate	466	466	0	0
of which: Asset Management	114	114	0	0
of which: Investment Bank	496	485	11	2
of which: Corporate Center	(1,186)	(1,165)	(21)	2
of which: Services	(257)	(259)	2	(1)
of which: Group ALM	(111)	(90)	(21)	23
of which: Non-core and Legacy Portfolio	(818)	(817)	(1)	0
Net profit / (loss)	2,083	2,085	(2)	0
of which: attributable to shareholders	2,068	2,083	(15)	(1)
of which: attributable to preferred noteholders		1	(1)
of which: attributable to non-controlling interests	14	1	13

Statement of comprehensive income
Other comprehensive income	1,393	1,393	0	0
of which: attributable to shareholders	1,291	1,314	(23)	(2)
of which: attributable to preferred noteholders		79	(79)
of which: attributable to non-controlling interests	102	0	102
Total comprehensive income	3,475	3,478	(3)	0
of which: attributable to shareholders	3,360	3,397	(37)	(1)
of which: attributable to preferred noteholders		80	(80)
of which: attributable to non-controlling interests	116	0	116

Balance sheet
Total assets	979,746	981,891	(2,145)	0
Total liabilities	923,712	925,808	(2,096)	0
Total equity	56,034	56,083	(49)	0
of which: attributable to shareholders	54,077	54,126	(49)	0
of which: attributable to preferred noteholders		1,919	(1,919)
of which: attributable to non-controlling interests	1,957	38	1,919

Capital information (fully applied)
Common equity tier 1 capital	30,948	33,183	(2,235)	(7)
Additional tier 1 capital	5,578	0	5,578
Tier 2 capital	11,114	10,198	916	9
Total capital	47,640	43,381	4,259	10
Risk-weighted assets	216,314	217,472	(1,158)	(1)
Common equity tier 1 capital ratio (%)	14.3	15.3	(1.0)
Total capital ratio (%)	22.0	19.9	2.1
Leverage ratio denominator	946,476	949,548	(3,072)	0
Leverage ratio (%)	5.0	4.6	0.4

As of or for the quarter ended 30.6.15				As of or for the quarter ended 31.12.14
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)

7,818	7,784	34	0	6,746	6,745	1	0
6,059	6,087	(28)	0	6,342	6,333	9	0
1,759	1,698	61	4	404	412	(8)	(2)
756	752	4	1	646	646	0	0
191	185	6	3	211	211	0	0
397	397	0	0	340	340	0	0
130	129	1	1	85	85	0	0
551	538	13	2	217	217	0	0
(267)	(303)	36	(12)	(1,096)	(1,087)	(9)	1
(253)	(247)	(6)	2	(249)	(241)	(8)	3
132	89	43	48	(106)	(106)	0	0
(145)	(145)	0	0	(741)	(741)	0	0
1,316	1,255	61	5	919	927	(8)	(1)
1,209	1,178	31	3	858	893	(35)	(4)
	76	(76)		31	31	0	0
106	1	105		29	2	27

(1,900)	(1,900)	0	0	424	424	0	0
(1,805)	(1,849)	44	(2)	368	374	(6)	(2)
	(49)	49		11	50	(39)	(78)
(96)	(2)	(94)		45	0	45
(584)	(645)	61	(9)	1,343	1,352	(9)	(1)
(595)	(671)	76	(11)	1,226	1,268	(42)	(3)
	26	(26)		42	81	(39)	(48)
11	(1)	12		74	3	71

950,168	951,528	(1,360)	0	1,062,478	1,062,327	151	0
896,915	897,966	(1,051)	0	1,008,110	1,008,162	(52)	0
53,253	53,562	(309)	(1)	54,368	54,165	203	0
50,211	51,685	(1,474)	(3)	50,608	52,108	(1,500)	(3)
	1,840	(1,840)			2,013	(2,013)
3,042	38	3,004		3,760	45	3,715

30,265	32,834	(2,569)	(8)	28,941	30,805	(1,864)	(6)
3,777	0	3,777		467	0	467
10,531	9,613	918	10	11,398	10,451	947	9
44,573	42,447	2,126	5	40,806	41,257	(451)	(1)
209,777	210,400	(623)	0	216,462	217,158	(696)	0
14.4	15.6	(1.2)		13.4	14.2	(0.8)
21.2	20.2	1.0		18.9	19.0	(0.1)
944,422	946,457	(2,035)	0	997,822	999,124	(1,302)	0
4.7	4.5	0.2		4.1	4.1	0.0

Interim consolidated financial statements UBS AG (unaudited)

Interim consolidated financial statements
UBS AG (unaudited)

Income statement
		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Interest income	3	3,235	3,409	3,352	(5)	(3)	9,818	9,880
Interest expense	3	(1,391)	(1,918)	(1,478)	(27)	(6)	(4,844)	(5,192)
Net interest income	3	1,844	1,491	1,874	24	(2)	4,973	4,688
Credit loss (expense) / recovery		(28)	(13)	(32)	115	(13)	(58)	(18)
Net interest income after credit loss expense		1,816	1,479	1,842	23	(1)	4,916	4,670
Net fee and commission income	4	4,132	4,409	4,273	(6)	(3)	12,964	12,680
Net trading income	3	1,062	1,612	700	(34)	52	4,802	3,404
Other income	5	180	285	61	(37)	195	1,152	526
Total operating income		7,189	7,784	6,876	(8)	5	23,834	21,281
Personnel expenses	6	3,835	4,124	3,739	(7)	3	12,131	11,548
General and administrative expenses	7	2,311	1,723	3,468	34	(33)	5,781	7,018
Depreciation and impairment of property, equipment and software		230	209	203	10	13	659	598
Amortization and impairment of intangible assets		25	30	20	(17)	25	84	60
Total operating expenses		6,401	6,087	7,430	5	(14)	18,655	19,224
Operating profit / (loss) before tax		788	1,698	(554)	(54)		5,179	2,057
Tax expense / (benefit)	8	(1,297)	443	(1,317)		(2)	(185)	(665)
Net profit / (loss)		2,085	1,255	763	66	173	5,364	2,722
Net profit / (loss) attributable to preferred noteholders		1	76	0	(99)		77	111
Net profit / (loss) attributable to non-controlling interests		1	1	1	0	0	2	2
Net profit / (loss) attributable to UBS AG shareholders		2,083	1,178	762	77	173	5,285	2,609

Statement of comprehensive income
	For the quarter ended			Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14

Comprehensive income attributable to UBS AG shareholders
Net profit / (loss)	2,083	1,178	762	5,285	2,609

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	837	(748)	1,201	(744)	1,113
Foreign exchange amounts reclassified to the income statement from equity	27	(2)	1	25	1
Income tax relating to foreign currency translation movements	(5)	4	(7)	2	(6)
Subtotal foreign currency translation, net of tax	859	(746)	1,195	(718)	1,108
Financial investments available-for-sale
Net unrealized gains / (losses) on financial investments available-for-sale, before tax	136	(103)	(1)	254	187
Impairment charges reclassified to the income statement from equity	0	0	52	0	58
Realized gains reclassified to the income statement from equity	(67)	(87)	(46)	(274)	(175)
Realized losses reclassified to the income statement from equity	9	7	12	32	18
Income tax relating to net unrealized gains / (losses) on financial investments available-for-sale	(17)	37	(1)	(18)	(27)
Subtotal financial investments available-for-sale, net of tax	62	(146)	15	(5)	62
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	867	(420)	237	711	1,414
Net (gains) / losses reclassified to the income statement from equity	(327)	(265)	(283)	(837)	(856)
Income tax relating to cash flow hedges	(109)	140	8	27	(124)
Subtotal cash flow hedges, net of tax	430	(545)	(38)	(100)	434
Total other comprehensive income that may be reclassified to the income statement, net of tax	1,351	(1,437)	1,173	(823)	1,604

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(35)	(581)	(1,097)	119	(596)
Income tax relating to defined benefit plans	(2)	170	207	(18)	76
Subtotal defined benefit plans, net of tax	(37)	(412)	(889)	101	(520)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(37)	(412)	(889)	101	(520)

Total other comprehensive income	1,314	(1,849)	283	(721)	1,085
Total comprehensive income attributable to UBS AG shareholders	3,397	(671)	1,046	4,563	3,693

Interim consolidated financial statements UBS AG (unaudited)

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14

Comprehensive income attributable to preferred noteholders
Net profit / (loss)	1	76	0	77	111

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	79	(49)	83	(94)	69
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	79	(49)	83	(94)	69
Total other comprehensive income that will not be reclassified to the income statement, net of tax	79	(49)	83	(94)	69
Total comprehensive income attributable to preferred noteholders	80	26	83	(17)	179

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	1	1	1	2	2

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	0	(2)	1	(4)	2
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	0	(2)	1	(4)	2
Total other comprehensive income that will not be reclassified to the income statement, net of tax	0	(2)	1	(4)	2
Total comprehensive income attributable to non-controlling interests	0	(1)	2	(2)	5

Total comprehensive income
Net profit / (loss)	2,085	1,255	763	5,364	2,722
Other comprehensive income	1,393	(1,900)	368	(819)	1,156
of which: other comprehensive income that may be reclassified to the income statement	1,351	(1,437)	1,173	(823)	1,604
of which: other comprehensive income that will not be reclassified to the income statement	42	(463)	(805)	3	(449)
Total comprehensive income	3,478	(645)	1,131	4,544	3,877

Balance sheet
					% change from
CHF million	Note	30.9.15	30.6.15	31.12.14	30.6.15	31.12.14

Assets
Cash and balances with central banks		96,535	84,646	104,073	14	(7)
Due from banks		13,149	13,343	13,334	(1)	(1)
Cash collateral on securities borrowed	11	28,568	27,689	24,063	3	19
Reverse repurchase agreements	11	73,382	60,848	68,414	21	7
Trading portfolio assets	9	127,219	128,486	138,156	(1)	(8)
of which: assets pledged as collateral which may be sold or repledged by counterparties		53,185	50,544	56,018	5	(5)
Positive replacement values	9, 10, 11	186,014	173,681	256,978	7	(28)
Cash collateral receivables on derivative instruments	11	27,032	24,842	30,979	9	(13)
Financial assets designated at fair value	9, 11	4,914	5,087	4,493	(3)	9
Loans		314,741	315,482	315,984	0	0
Financial investments available-for-sale	9	61,677	66,771	57,159	(8)	8
Investments in associates		1,010	908	927	11	9
Property, equipment and software		7,350	7,050	6,854	4	7
Goodwill and intangible assets		6,441	6,242	6,785	3	(5)
Deferred tax assets		11,666	10,000	11,060	17	5
Other assets	12	22,191	26,451	23,069	(16)	(4)
Total assets		981,891	951,528	1,062,327	3	(8)

Liabilities
Due to banks		11,202	13,270	10,492	(16)	7
Cash collateral on securities lent	11	7,381	10,652	9,180	(31)	(20)
Repurchase agreements	11	17,373	13,032	11,818	33	47
Trading portfolio liabilities	9	35,184	32,224	27,958	9	26
Negative replacement values	9, 10, 11	179,657	171,202	254,101	5	(29)
Cash collateral payables on derivative instruments	11	40,791	38,603	42,372	6	(4)
Financial liabilities designated at fair value	9, 11, 13	62,081	66,366	75,297	(6)	(18)
Due to customers		398,185	382,387	410,979	4	(3)
Debt issued	14	93,427	97,255	91,207	(4)	2
Provisions	15	4,097	3,594	4,366	14	(6)
Other liabilities	12	76,429	69,380	70,392	10	9
Total liabilities		925,808	897,966	1,008,162	3	(8)

Equity
Share capital		386	386	384	0	1
Share premium		29,481	30,474	32,057	(3)	(8)
Treasury shares		0	(44)	(37)	(100)	(100)
Retained earnings		28,281	26,241	22,902	8	23
Other comprehensive income recognized directly in equity, net of tax		(4,022)	(5,373)	(3,199)	(25)	26
Equity attributable to UBS AG shareholders		54,126	51,685	52,108	5	4
Equity attributable to preferred noteholders		1,919	1,840	2,013	4	(5)
Equity attributable to non-controlling interests		38	38	45	0	(16)
Total equity		56,083	53,562	54,165	5	4
Total liabilities and equity		981,891	951,528	1,062,327	3	(8)

Interim consolidated financial statements UBS AG (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Treasury shares	Retained earnings	Other comprehensive income recognized directly in equity, net of tax¹
Balance as of 1 January 2014	384	33,906	(1,031)	20,608	(5,866)
Issuance of share capital	0
Acquisition of treasury shares			(885)
Disposal of treasury shares			476
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity		24
Premium on shares issued and warrants exercised		0
Employee share and share option plans		410
Tax (expense) / benefit recognized in share premium		2
Dividends		(938)²
Equity classified as obligation to purchase own shares		40
Preferred notes
New consolidations and other increases / (decreases)
Deconsolidations and other decreases
Total comprehensive income for the period				2,089	1,604
of which: Net profit / (loss)				2,609
of which: Other comprehensive income that may be reclassified to the income statement, net of tax					1,604
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				(520)
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2014	384	33,444	(1,440)	22,697	(4,262)

Balance as of 1 January 2015	384	32,057	(37)	22,902	(3,199)
Issuance of share capital	1
Acquisition of treasury shares			(292)
Disposal of treasury shares			328
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity		41
Premium on shares issued and warrants exercised		290
Employee share and share option plans		(8)
Tax (expense) / benefit recognized in share premium		15
Dividends		(2,914)²		(8)
Equity classified as obligation to purchase own shares
Preferred notes
New consolidations and other increases / (decreases)
Deconsolidations and other decreases
Total comprehensive income for the period				5,386	(823)
of which: Net profit / (loss)				5,285
of which: Other comprehensive income that may be reclassified to the income statement, net of tax					(823)
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				101
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2015	386	29,481	0	28,281	(4,022)

1 Excludes defined benefit plans that are recorded directly in retained earnings.   2 Reflects the payment of CHF 0.75 (2014: CHF 0.25) per share of CHF 0.10 par value out of the capital contribution reserve of UBS AG (standalone).

of which: Foreign currency translation	of which: Financial investments available-for-sale	of which: Cash flow hedges	Total equity attributable to UBS AG shareholders	Preferred noteholders	Non-controlling interests	Total equity
(7,425)	95	1,463	48,002	1,893	41	49,936
			0			0
			(885)			(885)
			476			476
			24			24
			0			0
			410			410
			2			2
			(938)	(111)	(4)	(1,053)
			40			40
			0	1		1
			0		0	0
			0			0
1,108	62	434	3,693	179	5	3,877
			2,609	111	2	2,722
1,108	62	434	1,604			1,604
			(520)			(520)
			0	69	2	71
(6,317)	158	1,898	50,824	1,962	41	52,828

(5,591)	236	2,156	52,108	2,013	45	54,165
			1			1
			(292)			(292)
			328			328
			41			41
			290			290
			(8)			(8)
			15			15
			(2,922)	(77)	(5)	(3,004)
			0			0
			0	1		1
			0			0
			0			0
(718)	(5)	(100)	4,563	(17)	(2)	4,544
			5,285	77	2	5,364
(718)	(5)	(100)	(823)			(823)
			101			101
			0	(94)	(4)	(98)
(6,309)	230	2,056	54,126	1,919	38	56,083

Interim consolidated financial statements UBS AG (unaudited)

Statement of cash flows
	Year-to-date
CHF million	30.9.15	30.9.14

Cash flow from / (used in) operating activities
Net profit / (loss)	5,364	2,722
Adjustments to reconcile net profit to cash flow from / (used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	659	598
Amortization and impairment of intangible assets	84	60
Credit loss expense / (recovery)	58	18
Share of net profits of associates	(159)	(76)
Deferred tax expense / (benefit)	(804)	(993)
Net loss / (gain) from investing activities	(719)	(150)
Net loss / (gain) from financing activities	(4,522)	837
Other net adjustments	4,905	(4,537)
Net change in operating assets and liabilities:
Due from / to banks	818	(513)
Cash collateral on securities borrowed and reverse repurchase agreements	(12,781)	29,917
Cash collateral on securities lent and repurchase agreements	4,395	(1,235)
Trading portfolio, replacement values and financial assets designated at fair value	8,238	2,970
Cash collateral on derivative instruments	2,559	(10,455)
Loans	(3,842)	(17,502)
Due to customers	(14,154)	3,614
Other assets, provisions and other liabilities	7,868	3,804
Income taxes paid, net of refunds	(293)	(334)
Net cash flow from / (used in) operating activities	(2,325)	8,745

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(38)	(9)
Disposal of subsidiaries, associates and intangible assets¹	205	68
Purchase of property, equipment and software	(1,284)	(1,198)
Disposal of property, equipment and software	520	99
Net (investment in) / divestment of financial investments available-for-sale²	(8,326)	5,423
Net cash flow from / (used in) investing activities	(8,924)	4,382

Statement of cash flows (continued)
	Year-to-date
CHF million	30.9.15	30.9.14

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(546)	4,324
Net movements in treasury shares and own equity derivative activity	0	(719)
Distributions paid on UBS shares	(2,626)	(938)
Issuance of long-term debt, including financial liabilities designated at fair value	43,013	29,424
Repayment of long-term debt, including financial liabilities designated at fair value	(32,543)	(23,384)
Dividends paid and repayments of preferred notes	(78)	(80)
Net changes of non-controlling interests	(5)	(4)
Net cash flow from / (used in) financing activities	7,215	8,623

Effects of exchange rate differences on cash and cash equivalents	(3,144)	5,773
Net increase / (decrease) in cash and cash equivalents	(7,178)	27,524
Cash and cash equivalents at the beginning of the period	116,715	96,284
Cash and cash equivalents at the end of the period	109,537	123,808

Cash and cash equivalents comprise:
Cash and balances with central banks	96,535	108,745
Due from banks	11,660	11,908
Money market paper³	1,342	3,155
Total⁴	109,537	123,808

Additional information
Net cash flow from / (used in) operating activities include:
Cash received as interest	8,176	8,420
Cash paid as interest	4,023	4,123
Cash received as dividends on equity investments, investment funds and associates⁵	1,674	1,613

1 Includes dividends received from associates.    2 Includes gross cash inflows from sales and maturities (CHF 71,689 million for the nine months ended 30 September 2015; CHF 108,962 million for the nine months ended 30 September 2014) and gross cash outflows from purchases (CHF 80,015 million for the nine months ended 30 September 2015; CHF 103,539 million for the nine months ended 30 September 2014).    3 Money market paper is included on the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    4 CHF 3,961 million and CHF 3,601 million of cash and cash equivalents were restricted as of 30 September 2015 and 30 September 2014, respectively.  Refer to Note 25 in the Annual Report 2014 for more information.    5 Includes dividends received from associates reported within cash flow from / (used) investing activities.

Notes to the UBS AG interim consolidated financial statements

Notes to the UBS AG interim
consolidated financial statements

Note 1 Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS AG and its subsidiaries (together referred to in these Financial Statements as “UBS AG”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. UBS Group AG is the holding company of the Group and the parent company of UBS AG. These interim Financial Statements are presented in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual Financial Statements for the period ended 31 December 2014, except for the changes described in “Note 1 Basis of accounting” in the UBS AG first and second quarter 2015 reports. These interim Financial Statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated Financial Statements included in the UBS AG Annual Report 2014. In the opinion of management, all necessary adjustments were made for a fair presentation of UBS AG’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of “Note 1a) Significant accounting policies” of the UBS AG Annual Report 2014.

Increase in UBS Group AG’s ownership of UBS AG to 100% following completion of SESTA procedure

In the third quarter of 2015, UBS Group AG increased its ownership interest in UBS AG to 100% following the successful completion of the procedure under article 33 of the Swiss Stock Exchange Act (SESTA procedure). UBS AG shares were delisted from the SIX Swiss Exchange on 27 August 2015.

Loans from UBS Group Funding (Jersey) Limited

In the third quarter of 2015, UBS Group Funding (Jersey) Limited, a subsidiary directly held by UBS Group AG, issued CHF 4.2 billion of senior unsecured debt. The proceeds of this debt issuance were lent to UBS AG through loans that are subject to full or partial write-down or conversion into equity at the discretion of the Swiss Financial Market Supervisory Authority (FINMA), should a resolution proceeding be instituted against UBS AG. The legal mechanism for write-down or conversion into equity results from the resolution authority granted to FINMA under Swiss law, and therefore it does not affect the amortized cost accounting treatment applied to these instruments. If the loans were to be written down or converted into equity in a future period, this would result in the full or partial derecognition of the financial liabilities, with the difference between the carrying value of the loans written down or converted into equity and the fair value of any equity shares issued recognized in the income statement. These loans are presented on the balance sheet line Due to customers.

IFRS 15 Revenue from Contracts with Customers

In July 2015, the IASB elected to defer the effective date of IFRS 15, Revenue from Contracts with Customers by one year to 1 January 2018. UBS AG continues to assess the impact of the new standard, including expected amendments, on its Financial Statements.

Note 2   Segment reporting

UBS AG’s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Asset Management and the Investment Bank, supported by the Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with the Corporate Center and its units, reflect the management structure of UBS AG. The non-core activities and positions formerly in the Investment Bank are managed and reported in the Corporate Center. Together with the Legacy Portfolio, these non-core activities and positions are reported as a separate reportable segment within the Corporate Center as Non-core and Legacy Portfolio. Financial information about the five business divisions and the Corporate Center (with its units) is presented separately in internal management reports to the Group Executive Board, which is considered the “chief operating decision maker” within the context of IFRS 8 Operating Segments.

UBS AG’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments. Transactions between the reportable segments are reflected in the operating results of the reportable segments. Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship. Net interest income is generally allocated to the reportable segments based on their balance sheet positions. Interest income earned from managing UBS AG’s consolidated equity is allocated to the reportable segments based on average attributed equity. Own credit gains and losses on financial liabilities designated at fair value are excluded from the measurement of performance of the business divisions and are reported in Corporate Center – Group Asset and Liability Management (Corporate Center – Group ALM). Total intersegment revenues for UBS AG are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.

Assets and liabilities of the reportable segments are funded through, and invested with, Corporate Center – Group ALM and the net interest margin is reflected in the results of each reportable segment.

As part of the annual business planning cycle, Corporate Center – Services agrees with the business divisions and other Corporate Center units cost allocations for services at fixed amounts or at variable amounts based on fixed formulas, depending on capital and service consumption levels, as well as the nature of the services performed. Because actual costs incurred may differ from those expected, however, Corporate Center – Services may recognize significant under or over-allocations depending on various factors. Each year these cost allocations will be reset, taking account of the prior years’ experience and plans for the forthcoming period.

Segment balance sheet assets do not include intercompany balances. This view is in line with internal reporting to management. Certain assets managed centrally by Corporate Center – Services and Corporate Center – Group ALM (including property, equipment and software and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and / or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Services and Corporate Center – Group ALM, whereas the corresponding costs and / or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and / or revenues are entirely or partially allocated to Corporate Center – Services.

Notes to the UBS AG interim consolidated financial statements

Note 2 Segment reporting (continued)
	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	Corporate Center			UBS AG
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the nine months ended 30 September 2015
Net interest income	1,351	768	1,415	(26)	1,142	(245)	605	(36)	4,973
Non-interest income	4,582	4,654	1,262	1,502	6,117	423	415	(39)	18,918
Allocations from Group ALM to business divisions and other CC units	353	77	310	13	(141)	123	(687)	(48)	0
Income¹	6,286	5,499	2,987	1,489	7,118	301	333	(122)	23,891
Credit loss (expense) / recovery	(1)	(3)	(26)	0	(18)	0	0	(10)	(58)
Total operating income	6,285	5,496	2,961	1,489	7,100	301	333	(132)	23,834
Personnel expenses	1,923	3,387	662	531	2,647	2,863	23	97	12,131
General and administrative expenses	386	492	193	167	567	3,301	12	662	5,781
Services (to)/from business divisions and Corporate Center	1,636	893	803	371	2,077	(6,025)	(37)	281	0
of which: services from CC Services	1,582	882	882	384	2,016	(6,051)	71	233	0
Depreciation and impairment of property, equipment and software	4	2	13	2	19	619	0	0	659
Amortization and impairment of intangible assets	3	37	0	7	21	16	0	0	84
Total operating expenses ²	3,951	4,811	1,671	1,077	5,331	774	(2)³	1,040	18,655
Operating profit / (loss) before tax	2,334	684	1,290	412	1,769	(473)	335	(1,172)	5,179
Tax expense / (benefit)									(185)
Net profit / (loss)									5,364

As of 30 September 2015
Total assets	124,369	57,896	140,819	14,556	276,184	23,140	236,953	107,973	981,891

For the nine months ended 30 September 2014⁴
Net interest income	1,246	619	1,353	(32)	1,023	(252)	578	152	4,688
Non-interest income	4,305	4,403	1,174	1,416	5,453	113	313	(564)	16,611
Allocations from Corporate Center Group ALM to business divisions and other CC units	343	88	331	20	(81)	163	(790)	(74)	0
Income¹	5,893	5,110	2,857	1,405	6,395	23	101	(486)	21,299
Credit loss (expense) / recovery	3	14	(29)	0	(6)	0	0	0	(18)
Total operating income	5,896	5,124	2,828	1,405	6,389	23	101	(485)	21,281
Personnel expenses	1,860	3,182	660	463	2,475	2,793	18	97	11,548
General and administrative expenses	765	401	208	217	2,209	2,899	13	307	7,018
Services (to) / from business divisions and Corporate Center	1,584	817	782	336	1,970	(5,826)	(37)	374	0
of which: services from CC Services	1,538	805	871	348	1,930	(5,852)	61	299	0
Depreciation and impairment of property, equipment and software	3	0	13	1	26	556	0	0	598
Amortization and impairment of intangible assets	4	35	0	6	11	4	0	0	60
Total operating expenses ²	4,216	4,435	1,662	1,024	6,690	425	(6)³	779	19,224
Operating profit / (loss) before tax	1,681	689	1,166	381	(301)	(402)	108	(1,264)	2,057
Tax expense / (benefit)									(665)
Net profit / (loss)									2,722

As of 31 December 2014
Total assets	127,588	56,026	143,711	15,207	292,347	19,720	237,902	169,826	1,062,327

1 Refer to Note 9 for more information on own credit in Corporate Center  Group ALM.    2 Refer to Note 17 for information on restructuring charges.    3 Operating expenses for Corporate Center  Group ALM are presented on a net basis after allocations to business divisions and other Corporate Center units. Corporate Center  Group ALM incurred total operating expenses before allocations of CHF 35 million and CHF 30 million in the first nine months of 2015 and 2014, respectively.    4 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.

Note 3 Net interest and trading income
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14

Net interest and trading income
Net interest income	1,844	1,491	1,874	24	(2)	4,973	4,688
Net trading income	1,062	1,612	700	(34)	52	4,802	3,404
Total net interest and trading income	2,906	3,104	2,575	(6)	13	9,776	8,093
Wealth Management	743	711	737	5	1	2,261	2,079
Wealth Management Americas	386	375	346	3	12	1,118	995
Retail & Corporate	632	628	653	1	(3)	1,947	1,881
Asset Management	4	(2)	2		100	(3)	(4)
Investment Bank	1,325	1,341	1,108	(1)	20	4,384	3,514
of which: Corporate Client Solutions	361	212	280	70	29	847	827
of which: Investor Client Services	965	1,128	828	(14)	17	3,537	2,687
Corporate Center	(185)	51	(271)		(32)	69	(373)
of which: Services	4	(2)	10		(60)	27	20
of which: Group ALM	(77)	87	59			273	148
of which: own credit on financial liabilities designated at fair value¹	32	259	61	(88)	(48)	518	221
of which: Non-core and Legacy Portfolio	(112)	(34)	(340)	229	(67)	(230)	(542)
Total net interest and trading income	2,906	3,104	2,575	(6)	13	9,776	8,093

Net interest income
Interest income
Interest earned on loans and advances	2,145	2,141	2,238	0	(4)	6,386	6,399
Interest earned on securities borrowed and reverse repurchase agreements	169	215	171	(21)	(1)	576	550
Interest and dividend income from trading portfolio	766	904	802	(15)	(4)	2,426	2,540
Interest income on financial assets designated at fair value	49	48	50	2	(2)	140	156
Interest and dividend income from financial investments available-for-sale	106	101	91	5	16	290	235
Total	3,235	3,409	3,352	(5)	(3)	9,818	9,880
Interest expense
Interest on amounts due to banks and customers	180	176	161	2	12	521	529
Interest on securities lent and repurchase agreements	182	254	179	(28)	2	628	634
Interest expense from trading portfolio²	271	753	298	(64)	(9)	1,434	1,573
Interest on financial liabilities designated at fair value	173	178	226	(3)	(23)	542	703
Interest on debt issued	585	556	614	5	(5)	1,719	1,753
Total	1,391	1,918	1,478	(27)	(6)	4,844	5,192
Net interest income	1,844	1,491	1,874	24	(2)	4,973	4,688

Net trading income
Investment Bank Corporate Client Solutions	166	53	90	213	84	333	312
Investment Bank Investor Client Services	680	1,128	481	(40)	41	3,044	2,261
Other business divisions and Corporate Center	216	431	130	(50)	66	1,426	832
Net trading income	1,062	1,612	700	(34)	52	4,802	3,404
of which: net gains / (losses) from financial liabilities designated at fair value¹˒³	4,607	1,247	264	269		4,866	(2,039)

1 Refer to Note 9 for more information on own credit.    2 Includes expense related to dividend payment obligations on trading liabilities.    3 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

Notes to the UBS AG interim consolidated financial statements

Note 4 Net fee and commission income
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Underwriting fees	257	385	350	(33)	(27)	1,008	1,163
of which: equity underwriting fees	145	267	235	(46)	(38)	641	750
of which: debt underwriting fees	111	118	115	(6)	(3)	367	412
M&A and corporate finance fees	135	190	160	(29)	(16)	504	481
Brokerage fees	949	995	945	(5)	0	3,021	2,900
Investment fund fees	879	916	943	(4)	(7)	2,718	2,780
Portfolio management and advisory fees	1,988	1,951	1,888	2	5	5,879	5,387
Other	402	445	457	(10)	(12)	1,268	1,326
Total fee and commission income	4,610	4,883	4,743	(6)	(3)	14,398	14,037
Brokerage fees paid	224	210	197	7	14	666	583
Other	253	264	273	(4)	(7)	768	774
Total fee and commission expense	478	474	470	1	2	1,434	1,357
Net fee and commission income	4,132	4,409	4,273	(6)	(3)	12,964	12,680
of which: net brokerage fees	725	785	748	(8)	(3)	2,355	2,317

Note 5 Other income
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Associates and subsidiaries
Net gains / (losses) from disposals of subsidiaries¹	(23)	2	25			120	57
Net gains / (losses) from disposals of investments in associates	0	0	0			0	69
Share of net profits of associates	106	29	22	266	382	159	76
Total	83	31	47	168	77	279	202
Financial investments available-for-sale
Net gains / (losses) from disposals	56	80	34	(30)	65	241	157
Impairment charges	0	0	(52)		(100)	0	(58)
Total	56	80	(18)	(30)		241	99
Net income from properties (excluding net gains / losses from disposals)²	7	7	8	0	(13)	20	22
Net gains / (losses) from investment properties at fair value³	0	(2)	0	(100)		(2)	1
Net gains / (losses) from disposals of properties held for sale	0	1	(1)	(100)	(100)	378	24
Net gains / (losses) from disposals of loans and receivables	0	0	9		(100)	26	41
Other	33	168	16	(80)	106	209	137
Total other income	180	285	61	(37)	195	1,152	526

1 Includes foreign exchange gains / losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.    2 Includes net rent received from third parties and net operating expenses.    3 Includes unrealized and realized gains / losses from investment properties at fair value and foreclosed assets.

Note 6 Personnel expenses
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Salaries and variable compensation	2,352	2,617	2,331	(10)	1	7,594	7,317
Contractors	93	88	61	6	52	262	171
Social security	181	207	180	(13)	1	617	609
Pension and other post-employment benefit plans	179	188	161	(5)	11	591	532
Wealth Management Americas: Financial advisor compensation¹	886	878	852	1	4	2,635	2,465
Other personnel expenses	144	147	153	(2)	(6)	433	455
Total personnel expenses²	3,835	4,124	3,739	(7)	3	12,131	11,548

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    2 Includes restructuring charges. Refer to Note 17 for more information.

Note 7 General and administrative expenses
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	2Q15	3Q14	30.9.15	30.9.14
Occupancy	227	224	247	1	(8)	678	741
Rent and maintenance of IT and other equipment	129	98	118	32	9	376	329
Communication and market data services	156	146	151	7	3	458	450
Administration	173	166	122	4	42	491	337
Marketing and public relations	154	113	115	36	34	346	317
Travel and entertainment	102	119	104	(14)	(2)	327	329
Professional fees	340	324	339	5	0	950	926
Outsourcing of IT and other services	417	424	418	(2)	0	1,234	1,145
Provisions for litigation, regulatory and similar matters¹˒²	592	71	1,836	734	(68)	722	2,284
Other	20	37	19	(46)	5	198	161
Total general and administrative expenses³	2,311	1,723	3,468	34	(33)	5,781	7,018

1 Reflects the net increase / release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, it includes recoveries from third parties (third quarter of 2015: 0 million; second quarter of 2015: CHF 0 million; third quarter of 2014: CHF 5 million).    2 Refer to Note 15 for more information.    3 Includes restructuring charges. Refer to Note 17 for more information.

Note 8   Income taxes

UBS AG recognized a net income tax benefit of CHF 1,297 million for the third quarter of 2015, compared with a net tax expense of CHF 443 million in the second quarter. The third-quarter net tax benefit included a net upward movement of recognized deferred tax assets of CHF 1,513 million, mainly related to the US, reflecting updated profit forecasts and an extension of the relevant taxable profit forecast period used in valuing UBS AG’s deferred tax assets. Based on the performance of UBS AG’s businesses, and the accuracy of historical forecasts, the deferred tax asset forecast period for US taxable profits was extended to seven years from six. UBS AG also considers other factors in evaluating the recoverability of its deferred tax assets, including the remaining tax loss carry-forward period, and its confidence level in assessing the probability of taxable profit beyond the current forecast period. Estimating future profitability is inherently subjective and is particularly sensitive to future economic, market and other conditions which are difficult to predict. The third quarter net tax benefit also included a net deferred tax benefit resulting from the tax effects associated with the contribution of UBS AG’s US subsidiaries into the US intermediate holding company during the quarter. The tax benefit associated with the movements in deferred tax assets was partially offset by net tax expenses of CHF 216 million, mainly related to branches and subsidiaries that incur current tax expenses.

Notes to the UBS AG interim consolidated financial statements

Note 9   Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair Value Measurement” of the Annual Report 2014 which provides more information on valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

a) Valuation adjustments

Day-1 reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended			Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14
Balance at the beginning of the period	425	458	469	480	486
Profit / (loss) deferred on new transactions	66	69	119	211	266
(Profit) / loss recognized in the income statement	(86)	(86)	(93)	(253)	(256)
Foreign currency translation	15	(16)	24	(17)	23
Balance at the end of the period	421	425	518	421	518

Credit valuation, funding valuation, debit valuation and other valuation adjustments

The effects of credit valuation, funding valuation, debit valuation and other valuation adjustments are summarized in the table below.

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), CHF billion	30.9.15	30.6.15	31.12.14
Credit valuation adjustments¹	(0.4)	(0.4)	(0.5)
Funding valuation adjustments	(0.1)	(0.1)	(0.1)
Debit valuation adjustments	0.0	0.0	0.0
Other valuation adjustments	(0.8)	(0.8)	(0.9)
of which: bid-offer	(0.5)	(0.5)	(0.5)
of which: model uncertainty	(0.3)	(0.4)	(0.4)
1 Amounts do not include reserves against defaulted counterparties.

Own credit adjustments on financial liabilities designated at fair value

The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) are summarized in the table below. Life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period ended consists of changes in fair value that are attributable to the change in UBS AG’s credit spreads, as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates.

Own credit adjustments on financial liabilities designated at fair value
	As of or for the quarter ended			Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14
Gain / (loss) for the period ended	32	259	61	518	221
Life-to-date gain / (loss)	248	207	(367)

Note 9 Fair value measurement (continued)

b) Fair value measurements and classification within the fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques¹
	30.9.15				30.6.15				31.12.14
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading²	94.9	25.5	2.6	123.0	95.5	25.4	2.8	123.6	101.7	27.2	3.5	132.4
of which:
Government bills / bonds	14.9	3.8	0.0	18.6	9.9	3.6	0.0	13.6	8.8	4.7	0.0	13.6
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.2	8.9	1.1	10.2	0.3	9.6	1.1	11.0	0.6	11.0	1.4	12.9
Loans	0.0	2.7	0.8	3.5	0.0	1.6	0.9	2.5	0.0	2.2	1.1	3.2
Investment fund units	8.0	7.6	0.2	15.8	6.6	7.1	0.2	13.8	6.7	6.4	0.3	13.4
Asset-backed securities	0.0	1.1	0.2	1.2	0.0	1.2	0.2	1.4	0.0	1.5	0.6	2.1
Equity instruments	56.5	0.8	0.2	57.5	62.8	1.5	0.3	64.6	68.8	0.8	0.1	69.8
Financial assets for unit-linked investment contracts	15.4	0.7	0.1	16.2	15.8	0.8	0.1	16.7	16.8	0.6	0.1	17.4

Positive replacement values	1.1	181.5	3.5	186.0	1.0	168.8	3.8	173.7	1.0	251.6	4.4	257.0
of which:
Interest rate contracts	0.0	83.8	0.3	84.2	0.0	82.9	0.4	83.3	0.0	123.4	0.2	123.7
Credit derivative contracts	0.0	6.0	1.0	7.1	0.0	5.0	1.6	6.6	0.0	9.8	1.7	11.5
Foreign exchange contracts	0.5	65.8	0.6	66.9	0.6	60.8	0.6	61.9	0.7	97.0	0.6	98.4
Equity / index contracts	0.0	21.7	1.5	23.2	0.0	17.2	1.3	18.5	0.0	17.7	1.9	19.5
Commodity contracts	0.0	4.1	0.0	4.1	0.0	2.9	0.0	2.9	0.0	3.6	0.0	3.6

Financial assets designated at fair value	0.2	1.4	3.3	4.9	0.2	1.6	3.4	5.1	0.1	0.9	3.5	4.5
of which:
Loans (including structured loans)	0.0	1.4	1.7	3.1	0.0	1.5	1.6	3.2	0.0	0.8	1.0	1.7
Structured reverse repurchase and securities borrowing agreements	0.0	0.0	1.5	1.6	0.0	0.0	1.6	1.7	0.0	0.1	2.4	2.5
Other	0.2	0.0	0.1	0.3	0.2	0.0	0.1	0.3	0.1	0.0	0.1	0.3

Financial investments available-for-sale	31.5	29.6	0.6	61.7	38.9	27.3	0.5	66.8	32.7	23.9	0.6	57.2
of which:
Government bills / bonds	29.0	3.9	0.0	32.9	36.5	1.9	0.0	38.4	30.3	2.8	0.0	33.1
Corporate bonds and municipal bonds, including bonds issued by financial institutions	2.5	22.2	0.0	24.7	2.3	21.8	0.0	24.1	2.2	16.9	0.0	19.1
Investment fund units	0.0	0.1	0.1	0.2	0.0	0.1	0.1	0.2	0.0	0.1	0.2	0.3
Asset-backed securities	0.0	3.5	0.0	3.5	0.0	3.5	0.0	3.5	0.0	4.0	0.0	4.0
Equity instruments	0.1	0.0	0.4	0.5	0.2	0.0	0.4	0.6	0.2	0.1	0.4	0.7

Non-financial assets
Precious metals and other physical commodities	4.2	0.0	0.0	4.2	4.9	0.0	0.0	4.9	5.8	0.0	0.0	5.8

Assets measured at fair value on a non-recurring basis
Other assets³	1.0	0.3	0.1	1.4	0.0	0.3	0.1	0.4	0.0	0.1	0.2	0.2
Total assets measured at fair value	132.9	238.3	10.0	381.2	140.5	223.4	10.5	374.4	141.4	303.5	12.2	457.1

Notes to the UBS AG interim consolidated financial statements

Note 9   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques¹ (continued)
	30.9.15				30.6.15				31.12.14
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	31.2	3.9	0.1	35.2	28.2	3.9	0.1	32.2	23.9	3.9	0.1	28.0
of which:
Government bills / bonds	6.8	1.2	0.0	8.1	7.8	1.0	0.0	8.8	7.0	1.2	0.0	8.2
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.0	2.4	0.1	2.5	0.0	2.5	0.0	2.6	0.1	2.4	0.1	2.6
Investment fund units	0.6	0.1	0.0	0.7	0.5	0.1	0.0	0.7	1.1	0.1	0.0	1.2
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	23.7	0.2	0.1	23.9	19.9	0.2	0.1	20.2	15.7	0.1	0.0	15.9

Negative replacement values	1.1	175.2	3.4	179.7	1.0	166.4	3.7	171.2	1.1	248.1	5.0	254.1
of which:
Interest rate contracts	0.0	75.6	0.5	76.1	0.0	74.7	0.3	75.0	0.0	117.3	0.6	117.9
Credit derivative contracts	0.0	6.0	1.0	7.0	0.0	5.6	1.3	6.9	0.0	10.0	1.7	11.7
Foreign exchange contracts	0.5	64.7	0.3	65.5	0.5	62.2	0.3	63.0	0.7	96.6	0.3	97.6
Equity / index contracts	0.0	24.8	1.6	26.4	0.0	21.1	1.8	22.9	0.0	20.9	2.4	23.3
Commodity contracts	0.0	4.1	0.0	4.1	0.0	2.9	0.0	2.9	0.0	3.2	0.0	3.2

Financial liabilities designated at fair value	0.0	51.4	10.7	62.1	0.0	55.5	10.9	66.4	0.0	63.4	11.9	75.3
of which:
Non-structured fixed-rate bonds	0.0	1.7	2.3	4.0	0.0	1.8	2.2	4.0	0.0	2.3	2.2	4.5
Structured debt instruments issued	0.0	45.3	6.6	51.9	0.0	48.9	7.0	55.9	0.0	56.6	7.3	63.9
Structured over-the-counter debt instruments	0.0	4.0	1.2	5.3	0.0	4.5	1.1	5.6	0.0	4.1	1.5	5.7
Structured repurchase agreements	0.0	0.2	0.6	0.8	0.0	0.3	0.6	0.9	0.0	0.3	0.9	1.2
Loan commitments and guarantees	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1

Other liabilities – amounts due under unit-linked investment contracts	0.0	16.3	0.0	16.3	0.0	16.8	0.0	16.8	0.0	17.6	0.0	17.6

Liabilities measured at fair value on a non-recurring basis
Other liabilities³	0.0	2.8	0.0	2.8	0.0	2.8	0.0	2.8	0.0	0.0	0.0	0.0
Total liabilities measured at fair value	32.3	249.5	14.2	296.0	29.3	245.3	14.8	289.3	25.0	333.0	17.0	375.0

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 September 2015, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.0 billion (of which CHF 0.4 billion were mainly net Level 2 assets and CHF 0.5 billion net Level 2 liabilities), were recognized on the balance sheet within Debt issued. As of 30 June 2015, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.2 billion (of which CHF 0.6 billion were net Level 2 assets and CHF 0.5 billion net Level 2 liabilities), were recognized on the balance sheet within Debt issued. As of 31 December 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.0 billion (of which CHF 0.3 billion were net Level 2 assets and CHF 0.3 billion net Level 2 liabilities), were recognized on the balance sheet within Debt issued.    2 Financial assets held for trading do not include precious metals and commodities.    3 Other assets and other liabilities primarily consist of assets held for sale as well as assets and liabilities of a disposal group held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell. Refer to Note 17 for more information on the disposal group held for sale.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Note 9   Fair value measurement (continued)

c) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the entire reporting period.

Assets totaling approximately CHF 0.3 billion, which were mainly comprised of financial assets held for trading, primarily government bills / bonds, and liabilities totaling approximately CHF 0.1 billion were transferred from Level 2 to Level 1 during the first nine months of 2015, generally due to increased levels of trading activity observed within the market.

Assets totaling approximately CHF 1.3 billion, which were mainly comprised of financial investments available-for-sale, primarily government bills / bonds, and financial assets held for trading, were transferred from Level 1 to Level 2 during the first nine months of 2015, generally due to diminished levels of trading activity observed within the market. Transfers of financial liabilities from Level 1 to Level 2 during the first nine months of 2015 were not significant.

Notes to the UBS AG interim consolidated financial statements

Note 9   Fair value measurement (continued)

d) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

As of 30 September 2015, financial instruments measured with valuation techniques using significant non-market-observable inputs (Level 3) were mainly comprised of:

–   loans (including structured loans)

–   structured reverse repurchase and securities borrowing agreements;

–   credit derivative contracts;

–   equity / index contracts;

–   non-structured fixed-rate bonds and

–   structured debt instruments issued (equity and credit-linked).

Significant movements in Level 3 instruments during the first nine months of 2015 are as follows.

Financial assets held for trading

Financial assets held for trading decreased to CHF 2.6 billion from CHF 3.5 billion during the first nine months of 2015. Issuances of CHF 4.3 billion and purchases of CHF 0.6 billion, mainly comprised of loans and corporate bonds, were more than offset by sales of CHF 5.1 billion, primarily comprised of loans, and net losses included in comprehensive income totaling CHF 0.6 billion. Transfers into Level 3 amounted to CHF 0.8 billion and were mainly comprised of equity instruments and loans due to decreased observability of the respective equity market pricing and credit spread inputs. Transfers out of Level 3 during the first nine months of 2015 amounted to CHF 0.7 billion and were primarily comprised of loans and investment fund units, reflecting increased observability of the respective credit spread inputs.

Financial assets designated at fair value

Financial assets designated at fair value decreased to CHF 3.3 billion from CHF 3.5 billion during the first nine months of 2015, mainly reflecting net losses of CHF 1.0 billion included in comprehensive income and transfers out of Level 3 totaling CHF 0.4 billion, mostly offset by issuances totaling CHF 1.3 billion.

Note 9 Fair value measurement (continued)

Financial investments available-for-sale

Financial investments available-for-sale were unchanged at CHF 0.6 billion with no significant movements during the first nine months of 2015.

Positive replacement values

Positive replacement values decreased to CHF 3.5 billion from CHF 4.4 billion during the first nine months of 2015. Settlements of CHF 2.2 billion and net losses of CHF 0.5 billion included in comprehensive income were mostly offset by issuances of CHF 1.6 billion, all of which primarily related to credit derivative contracts and equity / index contracts. Transfers into Level 3 amounted to CHF 0.6 billion and primarily resulted from changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data. Transfers out of Level 3 amounted to CHF 0.4 billion and mainly resulted from changes in the availability of observable inputs for equity volatility and credit spreads.

Negative replacement values

Negative replacement values decreased to CHF 3.4 billion from CHF 5.0 billion during the first nine months of 2015. Settlements of CHF 1.6 billion and net gains of CHF 0.7 billion included in comprehensive income, both primarily related to equity / index contracts and credit derivative contracts, were partly offset by issuances of CHF 0.7 billion, mainly related to equity / index contracts. Transfers into and out of Level 3 amounted to CHF 0.5 billion and CHF 0.3 billion, respectively, and were mainly comprised of equity / index contracts and credit derivative contracts resulting from changes in the availability of observable inputs for equity volatility and credit spreads.

Financial liabilities designated at fair value

Financial liabilities designated at fair value decreased to CHF 10.7 billion from CHF 11.9 billion during the first nine months of 2015. Issuances of CHF 5.6 billion, primarily comprised of equity and credit-linked structured debt instruments issued, structured over-the-counter debt instruments and non-structured fixed-rate bonds, were offset by settlements of CHF 5.6 billion, mainly comprised of equity and credit-linked structured debt instruments issued and structured over-the-counter debt instruments. Foreign currency translation effects and net gains included in comprehensive income reduced financial liabilities designated at fair value by CHF 0.5 billion and CHF 0.4 billion, respectively. Transfers into and out of Level 3 amounted to CHF 1.1 billion and CHF 1.4 billion, respectively, and were primarily comprised of equity-linked structured debt instruments issued, resulting from changes in the availability of observable equity volatility and credit spread inputs used to determine the fair value of the embedded options in these structures.

Notes to the UBS AG interim consolidated financial statements

Note 9   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
CHF billion	Balance as of 31 .12.13	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other comprehensive income	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30.9.14

Financial assets held for trading¹	4.3	(0.8)	(0.4)	0.0	1.1	(4.6)	3.6	0.0	0.9	(0.5)	0.1	4.2
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.7	(0.1)	0.0	0.0	0.7	(1.0)	0.0	0.0	0.3	(0.2)	0.0	1.5
Loans	1.0	(0.8)	(0.4)	0.0	0.1	(2.8)	3.6	0.0	0.2	(0.1)	0.1	1.4
Asset-backed securities	1.0	0.0	0.0	0.0	0.1	(0.5)	0.0	0.0	0.4	(0.2)	0.0	0.8
Other	0.6	0.0	0.0	0.0	0.1	(0.3)	0.0	0.0	0.1	0.0	0.0	0.5

Financial assets designated at fair value	4.4	(0.7)	(0.1)	0.0	0.0	0.0	0.9	(0.9)	0.0	(0.3)	0.1	3.5
of which:
Loans (including structured loans)	1.1	(0.3)	(0.2)	0.0	0.0	0.0	0.5	(0.2)	0.0	(0.3)	0.0	0.8
Structured reverse repurchase and securities borrowing agreements	3.1	(0.4)	0.1	0.0	0.0	0.0	0.4	(0.7)	0.0	0.0	0.1	2.6
Other	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Financial investments available-for-sale	0.8	0.0	0.0	0.1	0.1	(0.3)	0.0	0.0	0.0	0.0	0.0	0.7

Positive replacement values	5.5	1.1	(0.6)	0.0	0.0	0.0	2.3	(4.0)	0.4	(0.7)	0.0	4.6
of which:
Credit derivative contracts	3.0	0.8	(1.0)	0.0	0.0	0.0	1.1	(2.8)	0.0	(0.4)	0.1	1.9
Foreign exchange contracts	0.9	0.0	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	(0.1)	(0.1)	0.7
Equity / index contracts	1.2	0.3	0.3	0.0	0.0	0.0	0.9	(0.9)	0.2	(0.1)	0.0	1.6
Other	0.3	0.0	0.1	0.0	0.0	0.0	0.3	(0.3)	0.3	(0.1)	0.0	0.5

Negative replacement values	4.4	(0.1)	(0.7)	0.0	0.0	0.0	2.0	(3.1)	1.8	(0.3)	0.2	4.9
of which:
Credit derivative contracts	2.0	(0.5)	(1.2)	0.0	0.0	0.0	1.0	(2.1)	1.3	(0.2)	0.2	1.6
Foreign exchange contracts	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.4
Equity / index contracts	1.5	0.3	0.3	0.0	0.0	0.0	1.0	(0.8)	0.3	(0.1)	0.0	2.2
Other	0.5	0.2	0.3	0.0	0.0	0.0	0.0	(0.1)	0.2	0.0	(0.1)	0.6

Financial liabilities designated at fair value	12.1	0.3	0.9	0.0	0.0	0.0	5.5	(4.8)	1.8	(2.4)	0.4	13.0
of which:
Non-structured fixed-rate bonds	1.2	0.2	0.2	0.0	0.0	0.0	0.7	0.0	0.4	(0.4)	0.1	2.3
Structured debt instruments issued	7.9	1.0	0.6	0.0	0.0	0.0	3.0	(3.2)	0.9	(2.0)	0.3	8.1
Structured over-the-counter debt instruments	1.8	(0.4)	(0.2)	0.0	0.0	0.0	1.3	(1.3)	0.4	(0.1)	0.0	1.6
Structured repurchase agreements	1.2	(0.5)	0.2	0.0	0.0	0.0	0.5	(0.3)	0.0	0.0	0.0	0.9

	Total gains / losses included in comprehensive income
Balance as of 31.12.14	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other compre-hensive income	Pur- chases	Sales	Issuances	Settle- ments	Transfers into Level 3	Transfers out of Level 3	Foreign currency trans- lation	Balance as of 30.9.15²

3.5	(0.6)	(0.1)	0.0	0.6	(5.1)	4.3	0.0	0.8	(0.7)	(0.2)	2.6

1.4	0.0	0.0	0.0	0.4	(0.6)	0.0	0.0	0.1	(0.1)	(0.1)	1.1
1.1	(0.6)	(0.2)	0.0	0.0	(3.8)	4.3	0.0	0.2	(0.3)	0.0	0.8
0.6	0.0	0.0	0.0	0.1	(0.5)	0.0	0.0	0.2	(0.1)	0.0	0.2
0.5	0.1	0.1	0.0	0.1	(0.2)	0.0	0.0	0.3	(0.3)	0.0	0.5

3.5	(1.0)	(0.6)	0.0	0.0	0.0	1.3	(0.2)	0.3	(0.4)	(0.1)	3.3

1.0	(0.2)	(0.2)	0.0	0.0	0.0	1.2	(0.2)	0.3	(0.4)	0.0	1.7
2.4	(0.8)	(0.3)	0.0	0.0	0.0	0.1	0.0	0.0	0.0	(0.1)	1.5
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

0.6	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	0.6

4.4	(0.5)	(0.4)	0.0	0.0	0.0	1.6	(2.2)	0.6	(0.4)	(0.1)	3.5

1.7	(0.4)	(0.2)	0.0	0.0	0.0	0.9	(1.1)	0.2	(0.1)	0.0	1.0
0.6	(0.1)	(0.1)	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.6
1.9	(0.1)	(0.2)	0.0	0.0	0.0	0.6	(0.9)	0.3	(0.2)	0.0	1.5
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.4

5.0	(0.7)	(0.8)	0.0	0.0	0.0	0.7	(1.6)	0.5	(0.3)	(0.2)	3.4

1.7	(0.3)	(0.2)	0.0	0.0	0.0	0.0	(0.7)	0.3	(0.1)	0.0	1.0
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
2.4	(0.4)	(0.5)	0.0	0.0	0.0	0.5	(0.8)	0.2	(0.2)	(0.1)	1.6
0.6	0.0	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	(0.1)	0.5

11.9	(0.4)	(0.2)	0.0	0.0	0.0	5.6	(5.6)	1.1	(1.4)	(0.5)	10.7

2.2	(0.1)	0.0	0.0	0.0	0.0	0.8	(0.5)	0.0	0.0	0.0	2.3
7.3	0.3	(0.1)	0.0	0.0	0.0	3.4	(3.7)	1.1	(1.4)	(0.3)	6.6
1.5	0.1	0.1	0.0	0.0	0.0	0.8	(1.1)	0.0	0.0	(0.1)	1.2
0.9	(0.6)	(0.1)	0.0	0.0	0.0	0.6	(0.3)	0.0	0.0	0.0	0.6

1 Includes assets pledged as collateral which may be sold or repledged by counterparties.    2 Total Level 3 assets as of 30 September 2015 were CHF 10.0 billion ( 30 June 2015: CHF 10.5 billion, 31 December 2014: CHF 12.2 billion). Total Level 3 liabilities as of 30 September 2015 were CHF 14.2 billion (30 June 2015: CHF 14.8 billion,  31 December 2014: CHF 17.0 billion).

Notes to the UBS AG interim consolidated financial statements

Note 9 Fair value measurement (continued)

e) Valuation of assets and liabilities classified as Level 3

The table on the following pages presents assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and from parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs identified in the table on the following pages and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown. Relationships between observable and unobservable inputs have not been included in the summary below.

Bond price equivalent: Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR). Bond prices are expressed as points of the nominal, where 100 represents a fair value equal to the nominal value (i.e., par).

For corporate and municipal bonds, the range of 0–137 points represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or par relate to inflation-linked or structured issuances that pay a coupon in excess of the market benchmark as of the measurement date. The weighted average price is approximately 102 points, with a majority of positions concentrated around this price.

For asset-backed securities, the bond price range of 1–92 points represents the range of prices for reference securities used in determining fair value. An instrument priced at 0 is not expected to pay any principal or interest, while an instrument priced close to 100 points is expected to be repaid in full as well as pay a yield close to the market yield. The weighted average price for Level 3 assets within this portion of the Level 3 portfolio is 61 points.

For credit derivatives, the bond price range of 0–105 points represents the range of prices used for reference instruments that are typically converted to an equivalent yield or credit spread as part of the valuation process. The range is comparable to that for corporate and asset-backed issuances described above.

Note 9   Fair value measurement (continued)

Loan price equivalent: Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range of 78–102 points represents the range of prices derived from reference issuances of a similar credit quality used in measuring fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 100 represents a loan that is expected to be repaid in full, and also pays a marginally higher-than-market yield. The weighted average is approximately 95 points.

Credit spread: Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated referenced underlying. The credit spread of a particular security is quoted in relation to the yield on a benchmark security or reference rate, typically either US Treasury or LIBOR, and is generally expressed in terms of basis points. An increase / (decrease) in credit spread will increase / (decrease) the value of credit protection offered by CDS and other credit derivative products. The income statement impact from such changes depends on the nature and direction of the positions held. Credit spreads may be negative where the asset is more creditworthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness. The ranges of 32–137 basis points in loans and 0–824 basis points in credit derivatives represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g., approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk.

Constant prepayment rate: A prepayment rate represents the amount of unscheduled principal repayment for a pool of loans. The prepayment estimate is based on a number of factors, such as historical prepayment rates for previous loans that are similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates. In general, a significant increase / (decrease) in this unobservable input in isolation would result in a significantly higher / (lower) fair value for bonds trading at a discount. For bonds trading at a premium the reverse would apply, with a decrease in fair value when the constant prepayment rate increases. However, in certain cases the effect of a change in prepayment speed upon instrument price is more complicated and depends on both the precise terms of the securitization and the position of the instrument within the securitization capital structure.

For asset-backed securities, the range of 0–20% represents inputs across various classes of asset-backed securities. Securities with an input of 0% typically reflect no current prepayment behavior within their underlying collateral with no expectation of this changing in the immediate future, while the high range of 20% relates to securities that are currently experiencing high prepayments. Different classes of asset-backed securities typically show different ranges of prepayment characteristics depending on a combination of factors, including the borrowers’ ability to refinance, prevailing refinancing rates, and the quality or characteristics of the underlying loan collateral pools. The weighted average constant prepayment rate for the portfolio is 4.6%.

For credit derivatives, the range of 1–20% represents the input assumption for credit derivatives on asset-backed securities. The range is driven in a similar manner to that for asset-backed securities.

For FX contracts and interest rate contracts, the ranges of 0–15% and 0–3%, respectively, represent the prepayment assumptions on securitizations underlying the BGS portfolio.

Notes to the UBS AG interim consolidated financial statements

Note 9   Fair value measurement (continued)

Constant default rate (CDR): The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate and is the annualized rate of default for a group of mortgages or loans. The CDR estimate is based on a number of factors, such as collateral delinquency rates in the pool and the future economic outlook. In general, a significant increase / (decrease) in this unobservable input in isolation would result in significantly lower / (higher) cash flows for the deal (and thus lower / (higher) valuations). However, different instruments within the capital structure can react differently to changes in the CDR rate. Generally, subordinated bonds will decrease in value as CDR increases, but for well protected senior bonds an increase in CDR may cause an increase in price. In addition, the presence of a guarantor wrap on the collateral pool of a security may result in notes at the junior end of the capital structure experiencing a price increase with an increase in the default rate.

The range of 0–11% for credit derivatives represents the expected default percentage across the individual instruments’ underlying collateral pools.

Loss severity / recovery rate: The projected loss severity / recovery rate reflects the estimated loss that will be realized given expected defaults. Loss severity is generally applied to collateral within asset-backed securities while the recovery rate is the analogous pricing input for corporate or sovereign credits. Recovery is the reverse of loss severity, so a 100% recovery rate is the equivalent of a 0% loss severity. Increases in loss severity levels / decreases in recovery rates will result in lower expected cash flows into the structure upon the default of the instruments. In general, a significant decrease / (increase) in the loss severity in isolation would result in significantly higher / (lower) fair value for the respective asset-backed securities. The impact of a change in recovery rate on a credit derivative position will depend on whether credit protection has been bought or sold.

Loss severity is ultimately driven by the value recoverable from collateral held after foreclosure occurs relative to the loan principal and possibly unpaid interest accrued at that point. For credit derivatives, the loss severity range of 0–100% applies to derivatives on asset-backed securities. The recovery rate range of 0–95% represents a wide range of expected recovery levels on credit derivative contracts within the Level 3 portfolio.

Discount margin (DM) spread: The DM spread represents the discount rates used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g., LIBOR) to discount expected cash flows. Generally, a decrease / (increase) in the unobservable input in isolation would result in a significantly higher / (lower) fair value.

The different ranges represent the different discount rates across loans (1–14%), asset-backed securities (0–20%) and credit derivatives (1–45%). The high end of the range relates to securities that are priced very low within the market relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better quality instruments. For asset-backed securities the weighted average DM is 4.2% and for loans the average effective DM is 2.3%.

Note 9 Fair value measurement (continued)

Equity dividend yields: The derivation of a forward price for an individual stock or index is important for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price is based on a combination of expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price. The range of 0–39% reflects the expected range of dividend rates for the portfolio.

Volatility: Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as implied volatility). A key feature of implied volatility is the volatility “smile” or “skew,” which represents the effect of pricing options of different option strikes at different implied volatility levels.

–   Volatility of interest rates – the range of 17–166% reflects the range of unobservable volatilities across different currencies and related underlying interest rate levels. Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

–   Volatility of equity stocks, equity and other indices – the range of 1–143% reflects the range of underlying stock volatilities.

Correlation: Correlation measures the inter-relationship between the movements of two variables. It is expressed as a percentage between (100)% and +100%, where +100% are perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction), and (100)% are inversely correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value depends on the specific terms of the instruments being valued, due to the range of different payoff features within such instruments.

Notes to the UBS AG interim consolidated financial statements

Note 9 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value						Range of inputs
	Assets		Liabilities		Valuation technique(s)	Significant unobservable input(s)¹	30.9.15		31.12.14

CHF billion	30.9.15	31.12.14	30.9.15	31.12.14			low	high	low	high	unit¹
Financial assets held for trading / Trading portfolio liabilities, Financial assets / liabilities designated at fair value and Financial investments available-for-sale
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.1	1.4	0.1	0.1	Relative value to market comparable	Bond price equivalent	0	137	8	144	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.6	2.2	0.0	0.0	Relative value to market comparable	Loan price equivalent	78	102	80	101	points
					Discounted expected cash flows	Credit spread	32	137	37	138	basis points
					Market comparable and securitization model	Discount margin / spread	1	14	0	13%
					Mortality dependent cash flow	Volatility of mortality²			270	280%
Investment fund units³	0.4	0.5	0.0	0.0	Relative value to market comparable	Net asset value
Asset-backed securities	0.2	0.6	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	0	20	0	18%
						Discount margin / spread	0	20	0	22%
					Relative value to market comparable	Bond price equivalent	1	92	0	102	points
Equity instruments³	0.6	0.5	0.1	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	1.5	2.4	0.6	0.9	Discounted expected cash flows	Funding spread	15	163	10	163	basis points
Financial assets for unit-linked investment contracts³	0.1	0.1			Relative value to market comparable	Price
Structured debt instruments and non-structured fixed-rate bonds⁴			10.1	11.0

Note 9   Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value						Range of inputs
	Assets		Liabilities		Valuation technique(s)	Significant unobservable input(s)¹	30.9.15		31.12.14

CHF billion	30.9.15	31.12.14	30.9.15	31.12.14			low	high	low	high	unit¹
Replacement values
Interest rate contracts	0.3	0.2	0.5	0.6	Option model	Volatility of interest rates	17	166	13	94%
						Rate-to-rate correlation	84	94	84	94%
						Intra-curve correlation	34	94	50	94%
					Discounted expected cash flows	Constant prepayment rate	0	3	0	3%
Credit derivative contracts	1.0	1.7	1.0	1.7	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	824	0	963	basis points
						Upfront price points	10	26	15	83%
						Recovery rates	0	95	0	95%
						Credit index correlation	10	85	10	85%
						Discount margin / spread	1	45	0	32%
						Credit pair correlation	57	94	57	94%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	1	20	1	16%
						Constant default rate	0	11	0	9%
						Loss severity	0	100	0	100%
						Discount margin / spread	1	15	1	33%
						Bond price equivalent	0	105	12	100	points
Foreign exchange contracts	0.6	0.6	0.3	0.3	Option model	Rate-to-FX correlation	(57)	60	(57)	60%
						FX-to-FX correlation	(70)	80	(70)	80%
					Discounted expected cash flows	Constant prepayment rate	0	15	0	13%
Equity / index contracts	1.5	1.9	1.6	2.4	Option model	Equity dividend yields	0	39	0	15%
						Volatility of equity stocks, equity and other indices	1	143	1	130%
						Equity-to-FX correlation	(51)	82	(55)	84%
						Equity-to-equity correlation	17	99	18	99%
Non-financial assets³˒⁵	0.1	0.2			Relative value to market comparable	Price
					Discounted cash flow projection	Projection of cost and income related to the particular property
						Discount rate
						Assessment of the particular property´s condition

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.    2 The range of inputs is not disclosed for 30 September 2015 because this unobservable input parameter was not significant to the respective valuation technique as of that date.    3 The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    5 Non-financial assets include investment properties at fair value and other assets which primarily consist of assets held for sale.

Notes to the UBS AG interim consolidated financial statements

Note 9   Fair value measurement (continued)

–   Rate-to-rate correlation – the correlation between interest rates of two separate currencies. The range of 84–94% results from the different pairs of currency involved.

–   Intra-curve correlation – the correlation between different tenor points of the same yield curve. Correlations are typically fairly high, as reflected by the range of 34–94%.

–   Credit index correlation of 10–85% reflects the implied correlation derived from different indices across different parts of the benchmark index capital structure. The input is particularly important for bespoke and Level 3 index tranches.

–   Credit pair correlation is particularly important for first to default credit structures. The range of 57–94% reflects the difference between credits with low correlation and similar highly correlated credits.

–   Rate-to-FX correlation – captures the correlation between interest rates and FX rates. The range for the portfolio is (57)–60%, which represents the relationship between interest rates and foreign exchange levels. The signage on such correlations depends on the quotation basis of the underlying FX rate (e.g., EUR / USD and USD / EUR correlations to the same interest rate will have opposite signs).

–   FX-to-FX correlation is particularly important for complex options that incorporate different FX rates in the projected payoff. The range of (70)–80% reflects the underlying characteristics across the main FX pairs to which UBS AG has exposure.

–   Equity-to-FX correlation is important for equity options based on a currency different than the currency of the underlying stock. The range of (51)–82% represents the range of the relationship between underlying stock and foreign exchange volatilities.

–   Equity-to-equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff. The closer the correlation is to 100%, the more related one equity is to another. For example, equities with a very high correlation could be from different parts of the same corporate structure. The range of 17–99% reflects this.

Funding spread: Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral to the transactions. They are not representative of where UBS AG can fund itself on an unsecured basis, but provide an estimate of where UBS AG can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR, and if funding spreads widen this increases the impact of discounting. The range of 15–163 basis points for both structured repurchase agreements and structured reverse repurchase agreements represents the range of asset funding curves, where wider spreads are due to a reduction in liquidity of underlying collateral for funding purposes.

A small proportion of structured debt instruments and non-structured fixed-rate bonds within financial liabilities designated at fair value had an exposure to funding spreads that is longer in duration than the actively traded market. Such positions are within the range of 15–163 basis points reported above.

Upfront price points: A component in the price quotation of credit derivative contracts, whereby the overall fair value price level is split between the credit spread (basis points running over the life of the contract as described above) and a component that is quoted and settled upfront on transacting a new contract. This latter component is referred to as upfront price points and represents the difference between the credit spread paid as protection premium on a current contract versus a small number of standard contracts defined by the market. Distressed credit names frequently trade and quote CDS protection only in upfront points rather than as a running credit spread. An increase / (decrease) in upfront points will increase / (decrease) the value of credit protection offered by CDS and other credit derivative products. The effect of increases or decreases in upfront price points depends on the nature and direction of the positions held. Upfront pricing points may be negative where a contract is quoting for a narrower premium than the market standard, but are generally positive, reflecting an increase in credit premium required by the market as creditworthiness deteriorates. The range of 10–26% within the table represents the variety of current market credit spread levels relative to the benchmarks used as a quotation basis. Upfront points of 26% represent a distressed credit.

Note 9   Fair value measurement (continued)

f) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 30 September 2015, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 0.9 billion and CHF 0.7 billion, respectively (30 June 2015: CHF 0.7 billion and CHF 0.6 billion, respectively; 31 December 2014: CHF 1.0 billion and CHF 0.8 billion, respectively). The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.9.15		30.6.15		31.12.14
CHF million	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹
Government bills / bonds	0	(1)	0	(1)	10	(1)
Corporate bonds and municipal bonds, including bonds issued by financial institutions	29	(30)	27	(27)	33	(41)
Traded loans, loans designated at fair value, loan commitments and guarantees	100	(47)	97	(50)	103	(63)
Asset-backed securities	8	(7)	7	(3)	16	(12)
Equity instruments	116	(63)	100	(54)	105	(42)
Interest rate derivative contracts, net	117	(59)	103	(71)	106	(58)
Credit derivative contracts, net	193	(207)	145	(158)	248	(277)
Foreign exchange derivative contracts, net	60	(51)	41	(41)	35	(32)
Equity / index derivative contracts, net	68	(72)	62	(63)	82	(83)
Structured debt instruments and non-structured fixed-rate bonds	147	(164)	141	(154)	202	(199)
Other	28	(27)	13	(12)	23	(17)
Total	867	(728)	735	(633)	965	(824)

1 Of the total favorable change, CHF 115 million as of 30 September 2015 (30 June 2015: CHF 103 million, 31 December 2014: CHF 116 million) related to financial investments available-for-sale. Of the total unfavorable change, CHF 59 million as of 30 September 2015 (30 June 2015: CHF 57 million, 31 December 2014: CHF 56 million) related to financial investments available-for-sale.

Notes to the UBS AG interim consolidated financial statements

Note 9   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.9.15		30.6.15		31.12.14
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	96.5	96.5	84.6	84.6	104.1	104.1
Due from banks	13.1	13.1	13.3	13.3	13.3	13.3
Cash collateral on securities borrowed	28.6	28.6	27.7	27.7	24.1	24.1
Reverse repurchase agreements	73.4	73.4	60.8	60.9	68.4	68.4
Cash collateral receivables on derivative instruments	27.0	27.0	24.8	24.8	31.0	31.0
Loans	314.7	317.2	315.5	317.9	316.0	318.6
Other assets	19.2	19.2	24.5	24.4	21.3	21.2
Liabilities
Due to banks	11.2	11.2	13.3	13.3	10.5	10.5
Cash collateral on securities lent	7.4	7.4	10.7	10.7	9.2	9.2
Repurchase agreements	17.4	17.4	13.0	13.0	11.8	11.8
Cash collateral payables on derivative instruments	40.8	40.8	38.6	38.6	42.4	42.4
Due to customers	398.2	398.3	382.4	382.6	411.0	411.0
Debt issued	93.4	95.6	97.4	100.1	91.2	94.3
Other liabilities	50.7	50.7	44.0	44.0	46.0	46.0
Guarantees / Loan commitments
Guarantees¹	0.0	(0.1)	0.0	(0.1)	0.0	(0.1)
Loan commitments	0.0	0.0	0.0	0.0	0.0	0.0

1 The carrying value of guarantees represented a liability of CHF 0.0 billion as of 30 September 2015 (30 June 2015: CHF 0.0 billion, 31 December 2014: CHF 0.0 billion). The estimated fair value of guarantees represented an asset of CHF 0.1 billion as of 30 September 2015 (30 June 2015: CHF 0.1 billion, 31 December 2014: CHF 0.1 billion).

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions used relate only to the fair value of UBS AG’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS AG applies significant judgments and assumptions to arrive at these fair values, which are less sophisticated than established fair value and model governance policies and processes applied to financial instruments accounted for at fair value whose fair values impact UBS AG’s balance sheet and net profit.

Note 10 Derivative instruments¹
	30.9.15
CHF billion	Positive replacement values	Notional values related to positive replacement values²	Negative replacement values	Notional values related to negative replacement values²	Other notional values³
Derivative instruments
Interest rate contracts	84	1,573	76	1,466	9,242
Credit derivative contracts	7	174	7	179	0
Foreign exchange contracts	67	2,791	65	2,636	4
Equity / index contracts	23	260	26	330	43
Commodity contracts	4	32	4	29	9
Unsettled purchases of non-derivative financial investments⁴	0	39	0	12	0
Unsettled sales of non-derivative financial investments⁴	0	19	0	32	0
Total derivative instruments, based on IFRS netting⁵	186	4,888	180	4,683	9,298

	30.6.15
CHF billion	Positive replacement values	Notional values related to positive replacement values²	Negative replacement values	Notional values related to negative replacement values²	Other notional values³
Derivative instruments
Interest rate contracts	83	1,702	75	1,593	9,888
Credit derivative contracts	7	164	7	177	0
Foreign exchange contracts	62	2,668	63	2,566	8
Equity / index contracts	18	263	23	347	35
Commodity contracts	3	31	3	31	8
Unsettled purchases of non-derivative financial investments⁴	0	23	0	28	0
Unsettled sales of non-derivative financial investments⁴	0	33	0	17	0
Total derivative instruments, based on IFRS netting⁵	174	4,885	171	4,759	9,939

	31.12.14
CHF billion	Positive replacement values	Notional values related to positive replacement values²	Negative replacement values	Notional values related to negative replacement values²	Other notional values³
Derivative instruments
Interest rate contracts	124	2,188	118	2,085	13,448
Credit derivative contracts	11	248	12	252	0
Foreign exchange contracts	98	3,116	98	2,901	15
Equity / index contracts	20	240	23	310	38
Commodity contracts	4	38	3	31	7
Unsettled purchases of non-derivative financial investments⁴	0	11	0	13	0
Unsettled sales of non-derivative financial investments⁴	0	16	0	9	0
Total derivative instruments, based on IFRS netting⁵	257	5,858	254	5,600	13,508

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 September 2015, these derivatives amounted to a PRV of CHF 0.4 billion (related notional values of CHF 8.9 billion) and an NRV of CHF 0.5 billion (related notional values of CHF 12.0 billion). As of 30 June 2015, bifurcated embedded derivatives amounted to a PRV of CHF 0.6 billion (related notional values of CHF 13.0 billion) and an NRV of CHF 0.5 billion (related notional values of CHF 11.9 billion). As of 31 December 2014, bifurcated embedded derivatives amounted to a PRV of CHF 0.3 billion (related notional values of CHF 6.5 billion) and an NRV of CHF 0.3 billion (related notional values of CHF 7.8 billion).    2 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    3 Other notional values relate to derivatives which are cleared through either a central clearing counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    4 Changes in the fair value of purchased and sold non-derivative financial investments between trade date and settlement date are recognized as replacement values.    5 Includes exchange-traded agency transactions and OTC cleared transactions entered into on behalf of clients with a combined PRV of CHF 9.1 billion as of 30 September 2015 (30 June 2015: CHF 6.2 billion, 31 December 2014: CHF 6.8 billion), and a combined NRV of CHF 9.0 billion as of 30 September 2015 (30 June 2015: CHF 6.5 billion, 31 December 2014: CHF 6.8 billion), for which notional values were not included in the table above due to their significantly different risk profile. Refer to Note 11 for more information on netting arrangements.

Notes to the UBS AG interim consolidated financial statements

Note 11  Offsetting financial assets and financial liabilities

UBS AG enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received in the ordinary course of business and / or in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

Financial assets

The table below provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

UBS AG engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on this and on the next page do not purport to represent actual credit exposure.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
30.9.15
	Assets subject to netting arrangements						Assets not subject to netting arrangements⁴	Total assets

	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³
CHF billion	Gross assets before netting	Netting with gross liabilities²	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets recognized on the balance sheet	Total assets after consideration of netting potential	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	27.4	0.0	27.4	(2.7)	(24.8)	0.0	1.1	1.1	28.6
Reverse repurchase agreements	114.3	(54.6)	59.8	(6.6)	(53.1)	0.0	13.6	13.6	73.4
Positive replacement values	180.2	(4.4)	175.8	(135.4)	(28.1)	12.3	10.2	22.5	186.0
Cash collateral receivables on derivative instruments¹	106.7	(83.0)	23.7	(13.6)	(2.0)	8.0	3.4	11.4	27.0
Financial assets designated at fair value	2.6	0.0	2.6	0.0	(1.8)	0.8	2.3	3.1	4.9
Total assets	431.3	(142.0)	289.3	(158.3)	(109.9)	21.2	30.6	51.8	319.9

Note 11  Offsetting financial assets and financial liabilities (continued)

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements (continued)
30.6.15
	Assets subject to netting arrangements						Assets not subject to netting arrangements⁴	Total assets

	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³
CHF billion	Gross assets before netting	Netting with gross liabilities²	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets recognized on the balance sheet	Total assets after consideration of netting potential	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	26.5	0.0	26.5	(3.0)	(23.5)	0.0	1.2	1.2	27.7
Reverse repurchase agreements	90.4	(41.3)	49.1	(4.0)	(44.9)	0.2	11.7	11.9	60.8
Positive replacement values	168.2	(3.8)	164.5	(127.0)	(25.2)	12.3	9.2	21.5	173.7
Cash collateral receivables on derivative instruments¹	116.5	(94.7)	21.7	(12.9)	(2.2)	6.6	3.1	9.7	24.8
Financial assets designated at fair value	2.5	0.0	2.5	0.0	(1.9)	0.6	2.6	3.2	5.1
Total assets	404.1	(139.8)	264.3	(146.9)	(97.6)	19.8	27.8	47.6	292.1

31.12.14
	Assets subject to netting arrangements						Assets not subject to netting arrangements⁴	Total assets

	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³
CHF billion	Gross assets before netting	Netting with gross liabilities²	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets recognized on the balance sheet	Total assets after consideration of netting potential	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	22.7	0.0	22.7	(1.9)	(20.8)	0.0	1.4	1.4	24.1
Reverse repurchase agreements	99.2	(42.8)	56.4	(3.4)	(52.8)	0.1	12.1	12.2	68.4
Positive replacement values	249.9	(3.1)	246.8	(198.7)	(30.8)	17.3	10.1	27.4	257.0
Cash collateral receivables on derivative instruments¹	245.7	(218.4)	27.4	(18.8)	(1.6)	7.0	3.6	10.6	31.0
Financial assets designated at fair value	3.1	0.0	3.1	0.0	(3.0)	0.1	1.4	1.5	4.5
Total assets	620.5	(264.2)	356.3	(222.9)	(108.9)	24.5	28.6	53.1	384.9

1 The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following page.  2 The logic of the table results in amounts presented in the “Netting with gross liabilities” column corresponding directly to the amounts presented in the “Netting with gross assets”column in the liabilities table presented on the following page.  3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.  4 Includes assets not subject to enforceable netting arrangements and other out-of-scope items.

Notes to the UBS AG interim consolidated financial statements

Note 11  Offsetting financial assets and financial liabilities (continued)

Financial liabilities

The table below provides a summary of financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral pledged to mitigate credit exposures for these financial liabilities. The gross financial liabilities that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial assets with the same counterparties that have been offset on the balance sheet and other financial liabilities not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial assets and collateral pledged that are not offset on the balance sheet are shown to arrive at financial liabilities after consideration of netting potential.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
30.9.15
	Liabilities subject to netting arrangements						Liabilities not subject to netting arrangements⁴	Total liabilities

	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³
CHF billion	Gross liabilities before netting	Netting with gross assets²	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consideration of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	7.3	0.0	7.3	(2.7)	(4.5)	0.0	0.1	0.2	7.4
Repurchase agreements	68.2	(54.6)	13.6	(6.6)	(7.0)	0.0	3.8	3.8	17.4
Negative replacement values	172.8	(4.4)	168.3	(135.4)	(20.1)	12.8	11.3	24.1	179.7
Cash collateral payables on derivative instruments¹	118.5	(83.0)	35.5	(22.1)	(2.5)	11.0	5.3	16.3	40.8
Financial liabilities designated at fair value	3.1	0.0	3.1	0.0	(0.8)	2.3	59.0	61.3	62.1
Total liabilities	369.8	(142.0)	227.8	(166.8)	(34.9)	26.1	79.5	105.6	307.3

30.6.15
	Liabilities subject to netting arrangements						Liabilities not subject to netting arrangements⁴	Total liabilities

	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³
CHF billion	Gross liabilities before netting	Netting with gross assets²	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consideration of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	9.1	0.0	9.1	(3.0)	(6.2)	0.0	1.5	1.5	10.7
Repurchase agreements	50.7	(41.3)	9.3	(4.0)	(5.1)	0.2	3.7	3.9	13.0
Negative replacement values	162.8	(3.8)	159.0	(127.0)	(18.3)	13.7	12.2	25.9	171.2
Cash collateral payables on derivative instruments¹	128.1	(94.7)	33.4	(20.8)	(2.4)	10.1	5.2	15.4	38.6
Financial liabilities designated at fair value	3.5	0.0	3.5	0.0	(0.9)	2.6	62.9	65.5	66.4
Total liabilities	354.2	(139.8)	214.4	(154.8)	(32.9)	26.7	85.5	112.2	299.9

Note 11  Offsetting financial assets and financial liabilities (continued)

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements (continued)
31.12.14
	Liabilities subject to netting arrangements						Liabilities not subject to netting arrangements⁴	Total liabilities

	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³
CHF billion	Gross liabilities before netting	Netting with gross assets²	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consideration of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	8.4	0.0	8.4	(1.9)	(6.5)	0.0	0.7	0.8	9.2
Repurchase agreements	51.5	(42.8)	8.7	(3.4)	(5.2)	0.0	3.2	3.2	11.8
Negative replacement values	243.3	(3.1)	240.2	(198.7)	(21.8)	19.7	13.9	33.5	254.1
Cash collateral payables on derivative instruments¹	256.1	(218.4)	37.7	(25.1)	(2.3)	10.3	4.6	14.9	42.4
Financial liabilities designated at fair value	3.8	0.0	3.8	0.0	(1.4)	2.4	71.5	73.9	75.3
Total liabilities	563.1	(264.2)	298.8	(229.2)	(37.3)	32.4	93.9	126.3	392.8

1 The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received, reflected on the Positive replacement values line in the table presented on the previous pages.    2 The logic of the table results in amounts presented in the “Netting with gross assets” column corresponding directly to the amounts presented in the “Netting with gross liabilities” column in the assets table presented on the previous pages.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the net amount of financial liabilities presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4 Includes liabilities not subject to enforceable netting arrangements and other out-of-scope items.

Notes to the UBS AG interim consolidated financial statements

Note 12 Other assets and liabilities
CHF million	30.9.15	30.6.15	31.12.14

Other assets
Prime brokerage receivables¹	10,376	15,530	12,534
Recruitment loans financial advisors	2,817	2,668	2,909
Other loans to financial advisors	428	425	372
Bail deposit²	1,217	1,163	1,323
Accrued interest income	483	426	453
Accrued income – other	1,010	1,288	1,009
Prepaid expenses	1,110	1,043	1,027
Net defined benefit pension and post-employment assets	0	0	0
Settlement and clearing accounts	610	893	616
VAT and other tax receivables	324	305	272
Properties and other non-current assets held for sale	136	131	236
Assets of disposal group held for sale³	1,220	254	0
Other	2,460	2,324	2,317
Total other assets	22,191	26,451	23,069

Other liabilities
Prime brokerage payables¹	43,157	36,270	38,633
Amounts due under unit-linked investment contracts	16,331	16,777	17,643
Compensation-related liabilities	5,079	4,347	5,414
of which: accrued expenses	2,462	1,933	2,583
of which: other deferred compensation plans	1,499	1,342	1,457
of which: net defined benefit pension and post-employment liabilities	1,118	1,072	1,374
Third-party interest in consolidated investment funds	926	581	707
Settlement and clearing accounts	1,217	1,891	1,054
Current and deferred tax liabilities	937	841	642
VAT and other tax payables	388	448	420
Deferred income	245	222	259
Accrued interest expenses	1,171	949	1,327
Other accrued expenses	2,634	2,723	2,472
Liabilities of disposal group held for sale³	2,760	2,759	0
Other	1,583	1,573	1,820
Total other liabilities	76,429	69,380	70,392

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2 Refer to item 1 in Note 15b for more information.    3 Refer to Note 17 for more information.

Note 13 Financial liabilities designated at fair value
CHF million	30.9.15	30.6.15	31.12.14
Non-structured fixed-rate bonds	3,987	3,964	4,488
of which: issued by UBS AG with original maturity greater than one year¹˒²	3,393	3,343	3,616
Structured debt instruments issued³	51,887	55,918	63,888
of which: issued by UBS AG with original maturity greater than one year¹˒⁴	36,266	38,826	45,851
Structured over-the-counter debt instruments	5,279	5,558	5,662
of which: issued by UBS AG with original maturity greater than one year¹˒⁵	4,345	4,732	3,691
Repurchase agreements	817	860	1,167
Loan commitments and guarantees⁶	110	67	93
Total	62,081	66,366	75,297
of which: own credit on financial liabilities designated at fair value	(248)	(207)	302

1 Issued by UBS AG or its branches.    2 100% of the balance as of 30 September 2015 was unsecured (30 June 2015: 100% of the balance was unsecured).    3 Includes non-structured rates-linked debt instruments issued.    4 More than 98% of the balance as of 30 September 2015 was unsecured (30 June 2015: more than 98% of the balance was unsecured).    5 More than 35% of the balance as of 30 September 2015 was unsecured (30 June 2015: more than 40% of the balance was unsecured).    6 Loan commitments recognized as “Financial liabilities designated at fair value” until drawn and recognized as loans.

Note 14 Debt issued held at amortized cost
CHF million	30.9.15	30.6.15	31.12.14
Certificates of deposit	15,607	19,708	16,591
Commercial paper	4,760	5,484	4,841
Other short-term debt	6,021	6,086	5,931
Short-term debt¹	26,388	31,278	27,363
Non-structured fixed-rate bonds	34,288	34,147	24,582
of which: issued by UBS AG with original maturity greater than one year²	34,122	34,003	24,433
Covered bonds	10,083	9,639	13,614
Subordinated debt	13,964	13,379	16,123
of which: Swiss SRB Basel III phase-out additional tier 1 capital	0	0	1,197
of which: Swiss SRB Basel III low-trigger loss-absorbing tier 2 capital	10,218	9,625	10,464
of which: Swiss SRB Basel III phase-out tier 2 capital	3,745	3,754	4,462
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,139	8,147	8,029
Other long-term debt	565	664	1,495
of which: issued by UBS AG with original maturity greater than one year²	283	385	861
Long-term debt³	67,039	65,977	63,844
Total debt issued held at amortized cost⁴	93,427	97,255	91,207

1 Debt with an original maturity of less than one year.    2 Issued by UBS AG or its branches. 100% of the balance as of 30 September 2015 was unsecured (30 June 2015: 100% of the balance was unsecured). 3 Debt with original maturity greater than or equal to one year. 4  Net of bifurcated embedded derivatives with a net negative fair value of CHF 34 million as of 30 September 2015 (30 June 2015: net positive fair value of CHF 154 million, 31 December 2014: net negative fair value of CHF 25 million).

Notes to the UBS AG interim consolidated financial statements

Note 15   Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits	Other	Total provisions
Balance as of 31 December 2014	50	3,053	647	23	153	215	224	4,366
Balance as of 30 June 2015	50	2,368	669	44	156	202	105	3,594
Increase in provisions recognized in the income statement	8	642	39	0	2	0	3	694
Release of provisions recognized in the income statement	0	(49)	(12)	0	(1)	(1)	0	(63)
Provisions used in conformity with designated purpose	(9)	(152)	(74)	0	(5)	0	(3)	(242)
Capitalized reinstatement costs	0	0	0	0	1	0	0	0
Reclassifications	0	0	0	(9)	0	0	0	(9)
Foreign currency translation / unwind of discount	1	89	27	0	4	0	2	123
Balance as of 30 September 2015	51	2,899	649³	35	156⁴	200⁵	106	4,097

1 Comprises provisions for losses resulting from security risks and transaction processing risks. 2 Comprises provisions for losses resulting from legal, liability and compliance risks. 3 Includes personnel-related restructuring provisions of CHF 111 million as of 30 September 2015 (30 June 2015: CHF 123 million; 31 December 2014: CHF 116 million) and provisions for onerous lease contracts of CHF 538 million as of 30 September 2015 (30 June 2015: CHF 546 million; 31 December 2014: CHF 530 million). 4 Includes reinstatement costs for leasehold improvements of CHF 92 million as of 30 September 2015 (30 June 2015: CHF 92 million; 31 December 2014: CHF 98 million) and provisions for onerous lease contracts of CHF 64 million as of 30 September 2015 (30 June 2015: CHF 65 million; 31 December 2014: CHF 55 million). 5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 15b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Note 15   Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 15a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement (NPA) described in paragraph 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG has pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, and has agreed to pay a USD 203 million fine and accept a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2014	188	209	92	53	1,258	312	0	941	3,053
Balance as of 30 June 2015	188	229	86	48	724	302	0	791	2,368
Increase in provisions recognized in the income statement	4	54	0	0	0	6	0	577	642
Release of provisions recognized in the income statement	(3)	(3)	0	0	0	0	0	(42)	(49)
Provisions used in conformity with designated purpose	(26)	(21)	(3)	(32)	(2)	0	0	(67)	(152)
Foreign currency translation / unwind of discount	8	12	1	1	29	2	0	38	89
Balance as of 30 September 2015	171	270	84	17	751	310	0	1,297	2,899

1 Provisions, if any, for the matters described in this Note are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), Corporate Center – Services (item 7) and Corporate Center – Non-core and Legacy Portfolio (items 2 and 8). Provisions, if any, for the matters described in this Note in items 1 and 6 are allocated between Wealth Management and Retail & Corporate, and provisions for the matter described in item 5 are allocated between the Investment Bank and Corporate Center – Services.

Notes to the UBS AG interim consolidated financial statements

Note 15   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future.

As a result of investigations in France, in 2013, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, and the investigating judges ordered UBS to provide bail (“caution”) of EUR 1.1 billion. UBS AG appealed the determination of the bail amount, but both the appeal court (“Cour d’Appel”) and the French Supreme Court (“Cour de Cassation”) upheld the bail amount and rejected the appeal in full in late 2014. UBS AG has filed an application with the European Court of Human Rights to challenge various aspects of the French court’s decision. In September 2015, the former CEO of UBS Wealth Management was placed under formal examination in connection with these proceedings.

 In March 2015, UBS (France) S.A. was placed under formal examination for complicity regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons for the years 2004 until 2008 and declared witness with legal assistance for the years 2009 to 2012. A bail of EUR 40 million was imposed, and was reduced by the Court of Appeals in May 2015 to EUR 10 million. UBS (France) S.A. is considering whether or not to further appeal that decision.

In addition, the investigating judges have sought to issue arrest warrants against three Swiss-based former employees of UBS AG who did not appear when summoned by the investigating judge. Separately, in 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and know your customer obligations. It imposed a penalty of EUR 10 million, which was paid.

In January 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 30 September 2015 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 6.7 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 6.7 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3.6 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 3.1 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

Note 15   Provisions and contingent liabilities (continued)

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

UBS is a defendant in two lawsuits brought by the National Credit Union Administration (NCUA), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. Both lawsuits were filed in US District Courts, one in the District of Kansas and the other in the Southern District of New York. The Kansas court partially granted UBS’s motion to dismiss in 2013 and held that the NCUA’s claims for 10 of the 22 RMBS certificates on which it had sued were time-barred. As a result, the original principal balance at issue in that case was reduced from USD 1.15 billion to approximately USD 400 million. The original principal balance at issue in the Southern District of New York case is approximately USD 400 million. In May 2015 the Kansas court, relying on a March 2015 decision rendered by the US Court of Appeals for the Tenth Circuit in a case filed by the NCUA against Barclays Capital, Inc., granted a motion for reconsideration filed by the NCUA and reinstated the NCUA’s claims against UBS for the 10 certificates that had been dismissed in 2013.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 29 October 2015. In the table, “Resolved demands” are considered to be finally resolved, and include demands that are time-barred under the decision rendered by the New York Court of Appeals on 11 June 2015 in Ace Securities vs. DB Structured Products (Ace Decision). Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans¹
USD million	2006–2008	2009	2010	2011	2012	2013	2014	2015, through 29 October	Total

Resolved demands
Loan repurchases / make whole payments by UBS	12	1							13
Demands barred by statute of limitations		1	2	3	18	519	260		803
Demands rescinded by counterparty	110	104	19	303	237				773
Demands resolved in litigation	1	21							21

Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72		403

Demands in dispute
Demands in litigation			346	732	1,041				2,118
Demands in review by UBS				1					1
Total	122	205	368	1,084	1,404	618	332	0	4,133
1 Loans submitted by multiple counterparties are counted only once.

Notes to the UBS AG interim consolidated financial statements

Note 15   Provisions and contingent liabilities (continued)

Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called Option ARM loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase, as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

Any future repurchase demands should be time-barred by virtue of the Ace Decision.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action (Trustee Suit) in the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. In January 2015, the court rejected plaintiffs’ efforts to seek damages for all loans purportedly in breach of representations and warranties in any of the three Transactions and limited plaintiffs to pursuing claims based solely on alleged breaches for loans identified in the complaint or other breaches that plaintiffs can establish were independently discovered by UBS. In February 2015, the court denied plaintiffs’ motion seeking reconsideration of its ruling. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the Federal Housing Finance Agency, on behalf of the Federal Home Loan Mortgage Corporation (Freddie Mac), filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In September 2015, the Eastern District of New York identified a number of transactions that are currently the focus of their inquiry, as to which we are providing additional information. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General (NYAG) relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 30 September 2015 reflected a provision of USD 1,174 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 15   Provisions and contingent liabilities (continued)

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2014	849
Balance as of 30 June 2015	772
Increase in provision recognized in the income statement	507
Release of provision recognized in the income statement	(44)
Provision used in conformity with designated purpose	(61)
Balance as of 30 September 2015	1,174

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In July 2015, the Luxembourg Court of Appeal dismissed one test appeal in its entirety, which decision was appealed by the investor. In July 2015, the Luxembourg Supreme Court found in favor of UBS and dismissed the investor’s appeal. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the Southern District of New York dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in June 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In December 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. One claim was voluntarily withdrawn by the plaintiff. In July 2015, following a motion by UBS, the Southern District of New York dismissed the two remaining claims on the basis that the New York courts did not have jurisdiction to hear the claims against the UBS entities. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In January 2015, a court of appeal reversed a lower court decision in favor of UBS in one such case and ordered UBS to pay EUR 49 million, plus interest. UBS has filed an application for leave to appeal the decision.

Notes to the UBS AG interim consolidated financial statements

Note 15   Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 1.4 billion. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants are seeking leave to appeal that ruling to the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Defendants have moved to dismiss that complaint. In March 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013. Pursuant to the settlement, UBS contributed USD 3.5 million to an investor education fund, offered USD 1.68 million in restitution to certain investors and, among other things, committed to undertake an additional review of certain client accounts to determine if additional restitution would be appropriate. That review resulted in an additional USD 2.1 million in restitution being offered to certain investors.

In September 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million (which includes USD 1.18 million in disgorgement, a civil penalty of USD 13.63 million and pre-judgment interest), and USD 18.5 million in the FINRA matter (which includes up to USD 11 million in restitution to 165 UBS PR customers and a civil penalty of USD 7.5 million). The SEC settlement involves a charge against UBS PR of failing to supervise the activities of a former financial advisor who had recommended the impermissible investment of non-purpose loan proceeds into the UBS PR closed-end funds, in violation of firm policy and the customer loan agreements. In the FINRA settlement, UBS PR is alleged to have failed to supervise certain customer accounts which were both more than 75% invested in UBS PR closed-end funds and leveraged against those positions. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim, but that dismissal was subsequently overturned on appeal. Defendants have renewed their motion to dismiss the complaint on grounds not addressed when the court issued its prior ruling.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. A motion for class certification was denied without prejudice to the right to refile the motion after limited discovery.

In June 2015 Puerto Rico’s Governor stated that the Commonwealth is unable to meet its obligations and in September 2015, the Puerto Rico government-established Working Group for the Fiscal and Economic Recovery of Puerto Rico issued a fiscal and economic growth plan as well as a proposal to negotiate with its creditors to restructure the island’s outstanding debt. The Governor’s statement and market reaction to any proposed debt restructuring may increase the number of claims against UBS concerning Puerto Rico securities as well as potential damages sought.

Note 15   Provisions and contingent liabilities (continued)

Our balance sheet at 30 September 2015 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR, and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Board of Governors of the Federal Reserve System (Federal Reserve Board), the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC) and the Hong Kong Monetary Authority (HKMA), the Korea Fair Trade Commission and the Brazil Competition Authority (CADE). In addition, WEKO is, and a number of other authorities reportedly are, investigating potential manipulation of precious metals prices. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. The conduct described in the settlements and the FINMA order includes certain UBS personnel: engaging in efforts, alone or in cooperation / collusion with traders at other banks, to manipulate foreign exchange benchmark rates involving multiple currencies, attempts to trigger client stop-loss orders for UBS’s benefit, and inappropriate sharing of confidential client information. We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve processes and controls and requirements imposed by FINMA to apply compensation restrictions for certain employees and to automate at least 95% of our global foreign exchange and precious metals trading by 31 December 2016. In 2014, the HKMA announced the conclusion of its investigation into foreign exchange trading operations of banks in Hong Kong. The HKMA found no evidence of collusion among the banks or of manipulation of foreign exchange benchmark rates in Hong Kong. The HKMA also found that banks had internal control deficiencies with respect to their foreign exchange trading operations.

In May 2015, the DOJ’s Criminal Division (Criminal Division) terminated the NPA with UBS AG. As a result, UBS AG entered into a plea agreement with the Criminal Division pursuant to which UBS AG agreed to and did plead guilty to a one-count criminal information filed in the US District Court for the District of Connecticut charging UBS AG with one count of wire fraud in violation of 18 USC Sections 1343 and 2. Under the plea agreement, UBS AG agreed to a sentence that includes a USD 203 million penalty and a three-year term of probation. The criminal information charges that between approximately 2001 and 2010, UBS AG engaged in a scheme to defraud counterparties to interest rate derivatives transactions by manipulating benchmark interest rates, including Yen LIBOR. Sentencing is currently scheduled for 9 May 2016. The Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain of UBS AG’s employees committed criminal conduct that violated the NPA, including fraudulent and deceptive currency trading and sales practices in conducting certain foreign exchange market transactions with customers and collusion with other participants in certain foreign exchange markets.

In May 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (Federal Reserve Order) to UBS AG. As part of the Federal Reserve Order, UBS AG paid a USD 342 million civil monetary penalty. The Federal Reserve Order is based on the Federal Reserve Board’s finding that UBS AG had deficient policies and procedures that prevented UBS AG from detecting and addressing unsafe and unsound conduct by foreign exchange traders and salespeople, including disclosures to traders of other institutions of confidential customer information, agreements with traders of other institutions to coordinate foreign exchange trading in a manner to influence certain foreign exchange benchmarks fixes and market prices, and trading strategies that raised potential conflicts of interest, possible agreements with traders of other institutions regarding bid / offer spreads offered to foreign exchange customers, the provision of information to customers regarding price quotes and how a customer’s foreign exchange order is filled.

Notes to the UBS AG interim consolidated financial statements

Note 15   Provisions and contingent liabilities (continued)

UBS has been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) from prosecution for EUR / USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, UBS AG will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to UBS AG’s continuing cooperation. However, the conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against UBS AG, as evidenced by the settlements and ongoing investigations referred to above. UBS has also been granted conditional leniency by authorities in certain jurisdictions, including WEKO, in connection with potential competition law violations relating to precious metals, and as a result, will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in those jurisdictions, subject to our continuing cooperation.

In October 2015, UBS AG settled charges with the SEC relating to structured notes issued by UBS AG that were linked to the UBS V10 Currency Index with Volatility Cap. The SEC alleged that UBS negligently made certain statements and omissions in the offer and sale of the notes that violated Section 17(a)(2) of the Securities Act of 1933. Pursuant to the settlement, and without admitting or denying the SEC’s findings, UBS agreed to pay a total of USD 19.5 million, consisting of USD 10 million in disgorgement, a USD 8 million penalty, and USD 1.5 million in prejudgment interest. UBS AG also agreed to pay USD 5.5 million of the disgorgement funds to investors who purchased the SEC-registered V10 notes. In addition, we have determined to compensate clients who purchased V10 instruments that were not registered with the SEC.

Investigations relating to foreign exchange matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In March 2015, UBS entered into a settlement agreement to resolve those actions. In 2015, additional putative class actions have been filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since January 1, 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In July 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the actions described above. In August 2015, UBS entered into an amended settlement agreement that would resolve all of these claims. The agreement, which is subject to court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

In June 2015, a putative class action was filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries, and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York on behalf of putative classes of persons who bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the US antitrust laws and the CEA and for unjust enrichment.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX, a benchmark rate used for various interest rate derivatives and other financial instruments. These investigations focus on whether there were improper attempts by UBS, among others, either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

Note 15   Provisions and contingent liabilities (continued)

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, Swiss franc (CHF) LIBOR, Euro LIBOR, US dollar (USD) LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. Under the NPA, we agreed, among other things, that for two years from 18 December 2012 UBS would not commit any US crime, and we would advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. The term of the NPA was extended by one year to 18 December 2015. In May 2015, the Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain of UBS AG’s employees committed criminal conduct that violated the NPA. As a result, UBS entered into a plea agreement with the DOJ under which it entered a guilty plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR, and agreed to pay a fine of USD 203 million and accept a three-year term of probation. Sentencing is currently scheduled for 9 May 2016.

The MAS, HKMA, ASIC and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions. In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and has paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the EC, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for CHF LIBOR and certain transactions related to CHF LIBOR. The Canadian Competition Bureau (Bureau) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

Notes to the UBS AG interim consolidated financial statements

Note 15   Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending are actions asserting losses related to various products whose interest rate was linked to USD LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR, EURIBOR or USD ISDAFIX rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the CEA, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants, and limited the CEA claims to contracts purchased between 15 April 2009 and May 2010. In 2015, the court in the US dollar action granted certain plaintiffs permission to assert common law fraud claims against UBS and other defendants. Certain plaintiffs have also appealed the dismissal of their US dollar antitrust claims; this appeal remains pending. In 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unjust enrichment claims and dismissed a portion of the plaintiff’s CEA claims. In 2015, the court in the Euroyen TIBOR case dismissed plaintiff’s federal racketeering claims and affirmed its previous dismissal of plaintiff’s antitrust claims. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and the CEA, among other theories, and seeks unspecified compensatory damages, including treble damages.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 September 2015 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 September 2015 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 15   Provisions and contingent liabilities (continued)

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.3 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit sharing plans. These assessments are being challenged in administrative and judicial proceedings. In May 2015, the administrative court issued a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. This decision has been appealed.

8. Matters relating to the CDS market

In 2013, the EC issued a Statement of Objections against 13 credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed European Union antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We submitted our response to the Statement of Objections and presented our position in an oral hearing in 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against 12 dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and / or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief. In 2014, the court granted in part and denied in part defendants’ motions to dismiss the complaint. In September 2015, UBS and the other defendants entered into settlement agreements to resolve the litigation, pursuant to which UBS will pay USD 75 million out of a total settlement amount of approximately USD 1.865 billion. The agreements have received preliminary court approval but are subject to final court approval.

Notes to the UBS AG interim consolidated financial statements

Note 16   Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.9.15			30.6.15			31.12.14
CHF million	Gross	Sub-participations	Net	Gross	Sub-participations	Net	Gross	Sub-participations	Net
Guarantees
Credit guarantees and similar instruments	6,642	(313)	6,329	6,515	(407)	6,108	7,126	(346)	6,780
Performance guarantees and similar instruments	3,167	(681)	2,486	3,053	(655)	2,398	3,285	(706)	2,579
Documentary credits	5,770	(1,621)	4,148	5,929	(1,584)	4,345	7,283	(1,740)	5,543
Total guarantees	15,578	(2,615)	12,963	15,497	(2,647)	12,850	17,694	(2,792)	14,902
Loan commitments	54,854	(1,395)	53,460	47,350	(1,469)	45,881	50,693	(1,256)	49,436
Forward starting transactions¹
Reverse repurchase agreements	22,318			16,964			10,304
Securities borrowing agreements	166			64			125
Repurchase agreements	18,099			12,406			5,368
1 Cash to be paid in the future by either UBS AG or the counterparty.

Note 17   Changes in organization and disposals

Restructuring charges

Restructuring charges arise from programs that materially change either the scope of business undertaken by UBS AG or the manner in which such business is conducted. Restructuring charges are temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring charges by business division and Corporate Center unit
	For the quarter ended			Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14
Wealth Management	74	69	60	190	138
Wealth Management Americas	39	24	15	87	33
Retail & Corporate	28	17	20	60	48
Asset Management	23	4	5	44	12
Investment Bank	118	66	50	253	201
Corporate Center	17	12	25	159	39
of which: Services	1	0	16	120	22
of which: Non-core and Legacy Portfolio	15	13	10	40	17
Total net restructuring charges	298	191	176	793	469
of which: personnel expenses	117	110	72	295	234
of which: general and administrative expenses	178	80	91	484	215
of which: depreciation and impairment of property, equipment and software	0	1	13	12	20
of which: amortization and impairment of intangible assets	2	0	0	2	1

Net restructuring charges by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14
Salaries and variable compensation	114	129	55	312	223
Contractors	15	9	13	29	22
Social security	1	1	1	3	3
Pension and other post-employment benefit plans	(18)	(33)	1	(59)	(19)
Other personnel expenses	4	4	2	9	4
Total net restructuring charges: personnel expenses	117	110	72	295	234

Net restructuring charges by general and administrative expense category
	For the quarter ended			Year-to-date
CHF million	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14
Occupancy	55	9	12	75	37
Rent and maintenance of IT and other equipment	0	(6)	11	24	14
Administration	1	1	0	5	1
Travel and entertainment	4	4	2	10	7
Professional fees	46	42	49	119	105
Outsourcing of IT and other services	72	47	18	142	50
Other¹	(1)	(16)	(2)	110	1
Total net restructuring charges: general and administrative expenses	178	80	91	484	215
1 Mainly comprised of onerous real estate lease contracts.

Notes to the UBS AG interim consolidated financial statements

Note 17   Changes in organization and disposals (continued)

Disposal group held for sale

In the second quarter of 2015, UBS AG agreed to sell Asset Management’s Alternative Fund Services (AFS) business to Mitsubishi UFJ Financial Group Investor Services. The Asset Management Investment Fund Services business, which provides fund administration for traditional mutual funds, is not included in the sale. The sale is expected to close in the fourth quarter of 2015, subject to regulatory approval and other customary closing conditions.

The assets and liabilities of the AFS business which will be transferred to Mitsubishi UFJ Financial Group Investor Services upon completion of the transaction are almost entirely held within Asset Management and, as of 30 September 2015, totaled CHF 1,220 million and CHF 2,760 million (30 June 2015: CHF 254 million and CHF 2,759 million), respectively. These assets and liabilities are presented as a disposal group held-for-sale within Other assets and Other liabilities and  do not include receivables and payables the AFS business has with UBS AG or its consolidated subsidiaries. As of 30 September 2015, such intercompany assets and liabilities totaled approximately CHF 2,100 million and CHF 300 million (30 June 2015: approximately CHF 3,100 million and CHF 350 million), respectively.

Note 18   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s foreign operations into Swiss francs.

	Spot rate				Average rate¹
	As of				For the quarter ended			Year-to-date
	30.9.15	30.6.15	31.12.14	30.9.14	30.9.15	30.6.15	30.9.14	30.9.15	30.9.14
1 USD	0.97	0.94	0.99	0.95	0.97	0.94	0.93	0.95	0.91
1 EUR	1.09	1.04	1.20	1.21	1.08	1.04	1.21	1.05	1.22
1 GBP	1.47	1.47	1.55	1.55	1.49	1.45	1.54	1.45	1.50
100 JPY	0.81	0.76	0.83	0.87	0.80	0.77	0.88	0.79	0.87

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of UBS AG with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

Supplemental information
(unaudited) for UBS AG (standalone)

Supplemental information (unaudited) for UBS AG (standalone)

UBS AG (standalone) financial information

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.15	30.6.15	30.9.14¹	2Q15	3Q14	30.9.15	30.9.14¹
Interest and discount income	1,344	1,493	2,235	(10)	(40)	4,948	6,377
Interest and dividend income from trading portfolio	618	805	605	(23)	2	2,073	2,127
Interest and dividend income from financial investments	52	46	56	13	(7)	149	147
Interest expense	(1,302)	(1,915)	(1,419)	(32)	(8)	(4,679)	(5,064)
Net interest income	713	430	1,477	66	(52)	2,491	3,588
Credit-related fees and commissions	36	87	122	(59)	(70)	228	336
Fee and commission income from securities and investment business	494	756	1,483	(35)	(67)	2,870	4,784
Other fee and commission income	(14)	23	143			136	463
Fee and commission expense	(216)	(307)	(270)	(30)	(20)	(812)	(859)
Net fee and commission income	299	560	1,477	(47)	(80)	2,422	4,724
Net trading income	1,023	548	601	87	70	3,767	2,866
Net income from disposal of financial investments	20	34	19	(41)	5	147	94
Dividend income from investments in subsidiaries and other participations	243	134	211	81	15	655	598
Income from real estate holdings	128	122	7	5		422	19
Sundry ordinary income	1,334	1,261	1,271	6	5	3,319	3,322
Sundry ordinary expenses	(108)	(133)	(499)	(19)	(78)	(380)	(1,400)
Other income from ordinary activities	1,617	1,418	1,010	14	60	4,164	2,633
Operating income	3,652	2,955	4,565	24	(20)	12,844	13,811
Personnel expenses	1,447	1,367	1,995	6	(27)	5,163	6,355
General and administrative expenses	1,333	1,249	1,430	7	(7)	3,951	3,990
Operating expenses	2,780	2,616	3,425	6	(19)	9,114	10,345
Operating profit	872	340	1,140	156	(24)	3,730	3,467
Impairment of investments in subsidiaries and other participations	(1,064)	550	11			471	230
Depreciation and impairment of property, equipment and software	167	149	144	12	16	481	432
Amortization and impairment of goodwill and intangible assets	6	6	5	0	20	17	14
Allowances, provisions and losses	99	(20)	1,600		(94)	159	1,793
Profit / (loss) before extraordinary items and tax	1,665	(345)	(621)			2,602	997
Extraordinary income	9,432	77	2,611		261	10,045	3,145
of which: reversal of impairments and provisions of subsidiaries and other participations	9,436	32	2,604		262	9,484	2,963
Extraordinary expenses	(1)	(5)	0	(80)		(6)	(57)
Tax (expense) / benefit	(14)	(89)	(63)	(84)	(78)	(225)	(150)
Net profit / (loss) for the period	11,082	(362)	1,928		475	12,416	3,936

1 Comparative amounts presented for 30 September 2014 include the results of the Retail & Corporate and Wealth Management businesses booked in Switzerland, which were transferred from UBS AG to UBS Switzerland AG in the second quarter of 2015.

Balance sheet
				% change from
CHF million	30.9.15	30.6.15	31.12.14¹	30.6.15	31.12.14

Assets
Liquid assets	46,604	47,542	95,711	(2)	(51)
Money market paper	7,982	5,992	10,966	33	(27)
Due from banks	112,707	117,193	112,649	(4)	0
Due from customers	133,935	140,507	183,091	(5)	(27)
Mortgage loans	4,610	4,369	155,406	6	(97)
Trading balances in securities and precious metals	88,186	88,631	101,820	(1)	(13)
Financial investments	23,985	26,822	37,154	(11)	(35)
Investments in subsidiaries and other participations	45,479	34,715	27,199	31	67
Property, equipment and software	6,235	6,001	5,899	4	6
Goodwill and intangible assets	41	47	33	(13)	24
Accrued income and prepaid expenses	1,960	2,049	2,012	(4)	(3)
Positive replacement values	23,708	21,730	42,385	9	(44)
Other assets	3,475	3,604	3,568	(4)	(3)
Total assets	498,906	499,202	777,893	0	(36)

Liabilities
Money market paper issued	32,614	36,566	34,235	(11)	(5)
Due to banks	90,301	113,247	94,952	(20)	(5)
Trading portfolio liabilities	24,630	20,639	18,965	19	30
Due to customers on savings and deposit accounts	15,225	13,920	112,709	9	(86)
Other amounts due to customers	133,721	120,039	289,779	11	(54)
Medium-term notes	0	0	602		(100)
Bonds issued and loans from central mortgage institutions	69,426	69,440	77,067	0	(10)
Financial liabilities designated at fair value	41,879	44,807	49,803	(7)	(16)
Accruals and deferred income	4,074	3,841	4,700	6	(13)
Negative replacement values	26,321	27,091	42,911	(3)	(39)
Other liabilities	6,535	5,575	6,962	17	(6)
Allowances and provisions	2,021	1,958	2,831	3	(29)
Total liabilities	446,746	457,124	735,517	(2)	(39)

Equity
Share capital	386	386	384	0	0
General reserve	33,669	34,669	28,453	(3)	18
Other reserves	5,689	5,689	5,689	0	0
Net profit / (loss) for the year-to-date period	12,416	1,334	7,849	831	58
Equity attributable to shareholders	52,160	42,078	42,376	24	23
Total liabilities and equity	498,906	499,202	777,893	0	(36)

1 Comparative balances presented for 31 December 2014 include the Retail & Corporate and Wealth Management businesses booked in Switzerland, which were transferred from UBS AG to UBS Switzerland AG in the second quarter of 2015.

Supplemental information (unaudited) for UBS AG (standalone)

Basis of accounting

UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance).

The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements outlined in Note 1 of the consolidated financial statements in the UBS AG Annual Report 2014. Major differences between the Swiss GAAP requirements and IFRS are described in Note 38 to the consolidated financial statements in the UBS AG Annual Report 2014. Further information on the accounting policies applied for the standalone financial statements of UBS AG can be found in Note 2 to the UBS AG standalone financial statements in the UBS AG Annual Report 2014.

In preparing the interim financial information for UBS AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2014. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in the UBS AG Annual Report 2014.

UBS AG’s financial statements for full year 2015 will be based on revised Swiss GAAP, reflecting the amended Banking Ordinance and the new FINMA circular 2015/1.

Recent developments

Investment in UBS Americas Holding LLC

In the third quarter of 2015, UBS AG contributed its participations in UBS Americas Inc., UBS Securities LLC and three other subsidiaries into UBS Americas Holding LLC, a direct subsidiary of UBS AG. This contribution was made at a fair value of CHF 21.1 billion, resulting in a gain of CHF 10.1 billion that was recognized in the income statement, largely as extraordinary income, and which increased UBS AG’s investment value in UBS Americas Holding LLC.

Completion of SESTA procedure

In the third quarter of 2015, UBS AG and UBS Group AG announced the successful completion of a procedure under article 33 of the Swiss Stock Exchange Act (SESTA procedure), pursuant to which all UBS AG shares that remained publicly held were canceled and UBS Group AG shares were delivered as compensation. UBS Group AG had initiated the SESTA procedure in March 2015 after its completion of the 2014 exchange offer to acquire all issued shares of UBS AG.

As of 30 September 2015, UBS Group AG held 100% of the issued shares of UBS AG. The UBS AG shares traded on the SIX Swiss Exchange for the last time on 27 August 2015.

Upon completion of the SESTA procedure, UBS AG paid a supplementary cash dividend of CHF 0.25 per dividend-bearing share to UBS Group AG, totaling CHF 965 million, out of the capital contribution reserve within the General reserve, as approved at the Annual General Meeting of shareholders held on 7 May 2015.

Establishment of UBS Business Solutions AG

During the third quarter of 2015, UBS Business Solutions AG was established as a direct subsidiary of UBS Group AG. As part of the establishment of UBS Business Solutions AG, UBS AG paid a cash dividend of CHF 30 million and transferred its participation in the Poland Service Center (PSC) as a dividend-in-kind at book value of CHF 5 million to UBS Group AG.

Joint and several liability

In June 2015, the Retail & Corporate and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act (refer to ”Changes in legal structure“ in the ”Supplemental financial information (unaudited) for selected legal entities of the UBS Group“ in our second quarter 2015 report for more information). Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, that were transferred to UBS Switzerland AG. UBS AG has no liability for new obligations incurred by UBS Switzerland AG after the asset transfer date.

As of the asset transfer date, UBS AG assumed joint liability for approximately CHF 260 billion of obligations of UBS Switzerland AG, excluding the collateralized portion of secured contractual obligations. The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date. As of 30 September 2015, the joint liability amounted to approximately CHF 64 billion.

UBS AG (standalone) regulatory information

This section contains information as of 30 September 2015 related to capital adequacy, leverage ratio, supplemental leverage ratio and liquidity coverage ratio, as required by the revised FINMA Circular 2008 / 22 “Disclosure – banks.”  Information in this document is supplementary to UBS AG (standalone) information provided in the “Legal entity financial information” section of the UBS Group third quarter 2015 report.

Swiss SRB Basel III capital requirements and capital information

Under Swiss SRB regulations, article 125 “Reliefs for financial groups and individual institutions” of the Swiss Capital Ordinance (CAO) stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief to individual institutions, to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group of which it is part.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of a decree issued on 20 December 2013, which became effective on 1 January 2014.

Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital
CHF billion	30.9.15	30.6.15	31.12.14
Equity - Swiss federal banking law¹	52.2	42.1	42.4
Deferred tax assets	1.8	2.1	3.5
Defined benefit plans	0.0	0.0	3.7
Investments in the finance sector	(16.6)	(10.0)	(9.2)
Goodwill and intangible assets	(0.4)	(0.4)	(0.4)
Other²	(3.2)	(3.3)	(4.2)
Common equity tier 1 capital (phase-in)	33.8	30.6	35.9
Tier 2 capital (phase-in)	0.0	1.2	6.4
Total capital (phase-in)	33.8	31.8	42.2

1 Equity under Swiss federal banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive common equity tier 1 (CET1) capital in accordance with Swiss SRB Basel III requirements.    2 Includes accruals for capital returns to UBS Group AG and other items.

Supplemental information (unaudited) for UBS AG (standalone)

Swiss SRB Basel III available capital versus capital requirements (phase-in)
	Capital ratio (%)				Capital
CHF million, except where indicated	Requirement	Actual			Requirement	Actual
	30.9.15	30.9.15	30.6.15	31.12.14	30.9.15	30.9.15	30.6.15	31.12.14
Common equity tier 1 capital	10.0	14.4	13.7	12.2	23,504	33,772	30,589	35,851
of which: effect of countercyclical buffer	0.0	0.0	0.0	0.1	0	0	0	322
Common equity tier 1 capital / high-trigger loss-absorbing capital	11.6	14.4	13.7	12.2	27,250	33,772	30,589	35,851
Low-trigger loss-absorbing capital less net deductions		0.0	0.6	2.2		0	1,239	6,390
Total capital	14.0	14.4	14.3	14.4	32,906	33,772	31,827	42,241

Swiss SRB Basel III capital information (phase-in)
CHF million, except where indicated	30.9.15	30.6.15	31.12.14
Tier 1 capital	33,772	30,589	35,851
of which: common equity tier 1 capital	33,772	30,589	35,851
Tier 2 capital	0	1,239	6,390
of which: low-trigger loss-absorbing capital	10,198	9,613	10,451
of which: net deductions	(10,198)	(8,375)	(4,061)
Total capital	33,772	31,827	42,241
Common equity tier 1 capital ratio (%)	14.4	13.7	12.2
Tier 1 capital ratio (%)	14.4	13.7	12.2
Total capital ratio (%)	14.4	14.3	14.4
Risk-weighted assets	235,044	222,767	293,889

Leverage ratio information

Swiss SRB leverage ratio

The Swiss SRB leverage ratio requirement is equal to 24% of the capital ratio requirements (excluding the countercyclical buffer requirement).

As of 30 September 2015, the effective total leverage ratio requirement for UBS AG (standalone) was 3.4%, resulting from multiplying the total capital ratio requirement (excluding the countercyclical buffer requirement) of 14.0% by 24%.

Swiss SRB leverage ratio requirements (phase-in)
	Swiss SRB leverage ratio (%)				Swiss SRB leverage ratio capital
CHF million, except where indicated	Requirement¹	Actual			Requirement	Actual
	30.9.15	30.9.15	30.6.15	31.12.14	30.9.15	30.9.15	30.6.15	31.12.14
Common equity tier 1 capital	2.4	5.5	5.1	3.8	14,643	33,772	30,589	35,851
Common equity tier 1 capital and high-trigger loss-absorbing capital	2.8	5.5	5.1	3.8	16,985	33,772	30,589	35,851
Total capital	3.4	5.5	5.3	4.5	20,500	33,772	31,827	42,241
1 Requirements for common equity tier 1 capital (24% of 10%), common equity tier 1 capital / high-trigger loss absorbing capital (24% of 11.6%) and total capital (24% of 14%).

Swiss SRB leverage ratio
CHF million, except where indicated	Average 3Q15	As of 30.6.15¹	Average 4Q14
Total on-balance sheet assets²	685,784	669,459	1,001,479
Netting of securities financing transactions	(37,801)	(39,206)	(28,861)
Netting of derivative exposures	(151,060)	(136,164)	(186,875)
Current exposure method (CEM) add-on for derivative exposures	55,939	55,986	65,938
Off-balance sheet items	73,973	65,243	102,117
of which: commitments and guarantees – unconditionally cancelable (10%)	878	979	9,495
of which: commitments and guarantees – other than unconditionally cancelable (100%)	73,095	64,264	92,622
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)	(16,724)	(12,015)	(9,552)
Total adjusted exposure (leverage ratio denominator), phase-in³	610,111	603,303	944,248

	As of
	30.9.15	30.6.15	31.12.14
Common equity tier 1 capital (phase-in)	33,772	30,589	35,851
Tier 2 capital (phase-in)	0	1,239	6,390
Total capital (phase-in)	33,772	31,827	42,241
Swiss SRB leverage ratio phase-in (%)	5.5	5.3	4.5

1 Spot numbers were reported for the second quarter of 2015, due to the business transfer to UBS Switzerland AG in the second quarter of 2015. Refer to the “Changes in legal structure” in the “Financial information” section of the UBS Group second quarter 2015 report for more information.    2 Represent assets recognized on the UBS AG (standalone) balance sheet in accordance with IFRS measurement principles.    3 In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

Supplemental information (unaudited) for UBS AG (standalone)

BIS Basel III leverage ratio

On 1 January 2015, disclosure requirements for the leverage ratio in accordance with BIS Basel III regulations came into effect in Switzerland, and we are required to disclose BIS Basel III leverage ratio information on a quarterly basis.

The table below provides BIS Basel III leverage ratio information as of 30 September 2015 according to the current disclosure requirements.

BIS Basel III leverage ratio (phase-in)
CHF million, except where indicated	30.9.15
BIS Basel III tier 1 capital	33,772
BIS total exposures (leverage ratio denominator)	664,767
BIS Basel III leverage ratio (%)	5.1

Supplemental leverage ratio

During a one-year transition period, we additionally disclose a pro-forma measure of the Swiss SRB leverage ratio using a denominator based on the BIS Basel III definition, referred to as the supplemental leverage ratio.

Supplemental leverage ratio (phase-in)
CHF million, except where indicated	30.9.15
Swiss SRB Basel III total capital	33,772
BIS total exposures (leverage ratio denominator)	664,767
Supplemental leverage ratio (%)	5.1

Liquidity coverage ratio

Basel III rules require disclosure of the liquidity coverage ratio (LCR). As a Swiss SRB, we must maintain an LCR of at least 100% since 1 January 2015 and disclose LCR information on a quarterly basis.

Liquidity coverage ratio
Weighted value¹
CHF billion, except where indicated	Average 3Q15
High-quality liquid assets	93
Total net cash outflows	72
of which: cash outflows	192
of which: cash inflows	120
Liquidity coverage ratio (%)	129
1 Calculated after the application of haircuts and inflow and outflow rates.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for the financial performance of UBS AG (which, for the purpose of this cautionary statement, refers to UBS AG and its subsidiaries) and statements relating to the anticipated effect of transactions and strategic initiatives on UBS AG’s business and future development. While these forward-looking statements represent UBS AG’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS AG’s expectations. These factors include, but are not limited to: (i) the degree to which UBS AG and the UBS Group are successful in executing the announced strategic plans, including cost reduction and efficiency initiatives and the planned further reduction in Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS AG and UBS Group are successful in implementing changes to the Group’s business to meet changing market, regulatory and other conditions; (ii) developments in the markets in which UBS AG operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS AG’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS AG’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS AG and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS AG and the UBS Group are successful in implementing changes to the Group’s legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, the transfer of the Asset Management business to a holding company, and the potential need to make further changes to the legal structure or booking model in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS AG’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS AG’s ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including measures to impose new or enhanced duties when interacting with customers or in the execution and handling of customer transactions; (ix) the liability to which UBS AG may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS AG, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions; (x) the effects on UBS AG’s cross-border banking business of tax or regulatory developments and of possible changes in UBS AG’s policies and practices relating to this business; (xi) UBS AG’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS AG’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS AG will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading and systems failures; (xvi) restrictions to the ability of subsidiaries to make loans or distributions of any kind, directly or indirectly, to UBS AG; (xvii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance; and (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS Group’s ability to maintain its stated capital return objective. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS Group AG and UBS AG and filings made by UBS Group AG and UBS AG with the SEC, including UBS Group AG’s and UBS AG’s Annual Report on Form 20-F for the year ended 31 December 2014. UBS AG is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS AG

By: _/s/   Sergio Ermotti______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Tom Naratil__________________

Name:  Tom Naratil

Title:    Group Chief Financial Officer

Date:  November 6, 2015